As filed with the Securities and Exchange Commission on April 9, 2009

Registration No. 333-

Registration No. 333-        -01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tanger Factory Outlet Centers, Inc.

Tanger Properties Limited Partnership

(Exact Name of Registrant as Specified in Its Charter)

Tanger Factory Outlet Centers, Inc., a North Carolina corporation

Tanger Properties Limited Partnership, a North Carolina limited partnership

(State or Other Jurisdiction of Incorporation or Organization)

Tanger Factory Outlet Centers, Inc. — 6798

Tanger Properties Limited Partnership — 6798

(Primary Standard Industrial Classification Code Number)

Tanger Factory Outlet Centers, Inc. — 56-1815473

Tanger Properties Limited Partnership — 56-1822494

(I.R.S. Employer Identification No.)

3200 Northline Avenue, Suite 360

Greensboro, North Carolina 27408

(336) 292-3010

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Steven B. Tanger, President and Chief Executive Officer

Tanger Factory Outlet Centers, Inc.

3200 Northline Avenue, Suite 360

Greensboro, North Carolina 27408

(336) 292-3010

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Raymond Y. Lin, Esq. Gregory P. Rodgers, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200	Robert W. Downes, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective and all conditions to the proposed transaction have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Tanger Factory Outlet Centers, Inc.:    ☒   Large accelerated filer         ☐  Accelerated filer

☐  Non-accelerated filer         ☐  Smaller reporting company

Tanger Properties Limited Partnership:    ☐  Large accelerated filer         ☐  Accelerated filer

☒  Non-accelerated filer         ☐  Smaller reporting company

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Price (2)	Amount of Registration Fee (2)
Tanger Factory Outlet Centers, Inc. common shares, par value $0.01 per share	5,486,909	(2)	$146,338,698	$8,166

(1)	This registration statement registers the maximum number of common shares of Tanger Factory Outlet Centers, Inc. that may be delivered in connection with the exchange offer by Tanger Properties Limited Partnership for up to $149,500,000 aggregate principal amount of its 3.75% exchangeable senior notes, or the Notes.

(2)	Estimated solely for calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended. The proposed maximum offering price is calculated based on (a) the product of (i) $987.50, which was the average of the bid and asked price of a Note on April 2, 2009, and (ii) the quotient of (x) $149,500,000, the aggregate principal amount at maturity of the Notes which are sought for exchange, and (y) $1,000, less (b) $1,292,552, the maximum aggregate amount of accrued and unpaid interest, payable in cash, to be paid by the Operating Partnership pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Notes and the settlement date is May 8, 2009.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Tanger Factory Outlet Centers, Inc., a North Carolina corporation, or the Company, and Tanger Properties Limited Partnership, a North Carolina limited partnership, or the Operating Partnership, have filed this joint registration statement with the Securities and Exchange Commission to register the issuance of Company common shares, $0.01 par value per share, or Company Common Shares, in exchange for the Operating Partnership’s 3.75% exchangeable senior notes due 2026, or the Notes, pursuant to the exchange offer described in the prospectus. You should not rely on the information contained in the prospectus in making any investment decision regarding the exchange offer until the registration statement is declared effective by the Securities and Exchange Commission.

The information in this preliminary prospectus may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Offer To Exchange

Common Shares of

Tanger Factory Outlet Centers, Inc.

for

Any and All Outstanding 3.75% Exchangeable Senior Notes Due 2026 of

Tanger Properties Limited Partnership

Subject to the terms and conditions described in this prospectus

Tanger Properties Limited Partnership, or the Operating Partnership, hereby offers, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to exchange common shares, $0.01 par value per share, or Company Common Shares, of Tanger Factory Outlet Centers, Inc., or the Company, for any and all of its outstanding 3.75% exchangeable senior notes due 2026, or the Notes. An aggregate principal amount of $149.5 million of Notes is currently outstanding. Holders who validly tender and do not validly withdraw their Notes prior to 5:00 p.m., New York City time, on Thursday, May 7, 2009 will receive, for each $1,000 principal amount of Notes, the following:

•

a number of Company Common Shares equal to (i) 27.7434 (the exchange rate of the Notes for a holder exchanging as of the date of this prospectus) plus (ii) the quotient of (A) $215.00 divided by (B) the Collared Average VWAP (as defined below); and

•	accrued and unpaid interest from February 15, 2009 up to, but not including, the settlement date payable in cash.

The “Collared Average VWAP” means the arithmetic average of the Daily VWAPs (as defined below) on each day of the Averaging Period (as defined below); provided, however, that (1) if such arithmetic average is less than $24.00, or the Minimum VWAP, then the Collared Average VWAP will be deemed to be the Minimum VWAP, and (2) if such arithmetic average is greater than $40.00, or the Maximum VWAP, then the Collared Average VWAP will be deemed to be the Maximum VWAP.

The “Averaging Period” means the eight trading days beginning on Friday, April 24, 2009 and ending on Tuesday, May 5, 2009.

The “Daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SKT.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one Company Common Share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The Collared Average VWAP and the total amount of Company Common Shares to be received for each $1,000 principal amount of Notes tendered will be fixed after 5:00 p.m., New York City time, on Tuesday, May 5, 2009 and announced by means of a press release prior to the opening of trading on Wednesday, May 6, 2009.

Company Common Shares are listed on the New York Stock Exchange, or NYSE, under the symbol “SKT”. The closing price of Company Common Shares on April 8, 2009 was $32.61 per share. We intend to apply to list the Company Common Shares offered by this prospectus on the NYSE.

The exchange offer will expire at 5:00 p.m., New York City time, on Thursday, May 7, 2009, unless the exchange offer is extended or earlier terminated by the Operating Partnership.

Consummation of the exchange offer is subject to the conditions described in “The Exchange Offer—Conditions of the Exchange Offer”. The exchange offer is not conditioned on any minimum principal amount of Notes being tendered.

See “Risk Factors” beginning on page 10 for a discussion of factors you should consider in evaluating this exchange offer.

None of the Company, the Operating Partnership, the exchange agent, the information agent, the dealer managers or any other person is making any recommendation as to whether you should choose to tender your Notes in the exchange offer. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.

Merrill Lynch & Co.

Dealer Managers

Prospectus dated April 9, 2009.

As used in this prospectus, unless the context indicates otherwise, the term “Company” refers to Tanger Factory Outlet Centers, Inc. and its subsidiaries and the term “Operating Partnership” refers to Tanger Properties Limited Partnership and its subsidiaries. The terms “we,” “our” and “us” refer to the Operating Partnership or the Operating Partnership and the Company together with their consolidated subsidiaries, as the context requires.

You should rely only on the information contained or incorporated by reference in this prospectus. None of the Company, the Operating Partnership or the dealer managers has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither the Company nor the Operating Partnership is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act of 1933, as amended, or the Securities Act, to register the Company Common Shares offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The Company and the Operating Partnership file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document the Company or the Operating Partnership files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also obtain these materials from us at no cost by directing a written or oral request to us at Tanger Factory Outlet Centers, Inc., 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408, Attn: Corporate Secretary., or by calling our Investor Relations Department at (336) 834-6863, or at our website at www.tangeroutlet.com. Except for the documents described below, information on our website is not otherwise incorporated by reference into this prospectus. In addition, the SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including the Company and the Operating Partnership, that file electronically with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates important business and financial information about the Company and the Operating Partnership from documents filed with the SEC that are not included in or delivered with this prospectus. The SEC permits us to “incorporate by reference” important information by referring you to another document filed separately with the SEC. This means that the information incorporated by reference is deemed to be part of this prospectus, unless superseded by information included in this prospectus or by information in subsequently filed documents that we incorporate by reference in this prospectus.

Specifically, we incorporate herein by reference the documents set forth below:

Tanger Factory Outlet Centers, Inc.:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Current Reports on Form 8-K filed on January 5, 2009 and April 9, 2009;

•	Amendment to Current Report on Form 8-K/A filed on March 20, 2009;

•	Definitive proxy statement filed on March 27, 2009; and

•	Definitive additional proxy materials filed on March 27, 2009.

Tanger Properties Limited Partnership:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Current Reports on Form 8-K filed on January 5, 2009 and April 9, 2009; and

•	Amendment to Current Report on Form 8-K/A filed on March 20, 2009.

In addition, we also incorporate by reference into this prospectus all documents that the Company and the Operating Partnership file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of this prospectus to the date that the exchange offer is completed (or the date that the exchange offer is terminated). These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02, 7.01 or 9.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

You may request any of the documents incorporated by reference herein (excluding exhibits) as described above under “Where You Can Find Additional Information.”

You should rely only on the information in this prospectus or incorporated by reference into this prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus or the date of any document incorporated by reference in this prospectus, as applicable. The business, financial condition, results of operations and prospects of the Company and the Operating Partnership may have changed since that date. We are not making any offer to sell (or soliciting any offer to buy) any securities in any state where it is unlawful to do so.

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information you should consider before deciding whether to participate in the exchange offer. You should read this entire prospectus carefully, including the section titled “Risk Factors,” before making an investment decision.

The Company and the Operating Partnership

Our Business

We are one of the largest owners and operators of factory outlet centers in the United States. We are a fully-integrated, self-administered and self-managed real estate investment trust, or REIT, which focuses exclusively on developing, acquiring, owning, operating and managing factory outlet shopping centers. As of March 31, 2009, we owned and operated 31 outlet centers, with a total gross leasable area of approximately 9.2 million square feet. These factory outlet centers were 94% occupied and contained over 1,900 stores, representing approximately 350 store brands. We also operate and have partial ownership interests in two outlet centers totaling approximately 950,000 square feet.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, the Operating Partnership. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Operating Partnership.

Ownership of Company Common Shares is restricted to preserve our status as a REIT for federal income tax purposes. Subject to certain exceptions, a person may not actually or constructively own more than 4% of the outstanding Company Common Shares or 9.8% of the Company’s outstanding 7.5% Class C Cumulative Preferred Shares, or Class C Preferred Shares. We also operate in a manner intended to enable us to preserve our status as a REIT, including, among other things, making distributions with respect to the outstanding Company Common Shares equal to at least 90% of our taxable income each year.

The Company is a North Carolina corporation that was incorporated in March 1993, and the Operating Partnership is a North Carolina limited partnership that was formed in May 1993. Our executive offices are currently located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina, 27408 and our telephone number is (336) 292-3010. Our website can be accessed at www.tangeroutlet.com. The contents of our website are not part of this prospectus.

The Exchange Offer

We have summarized the terms of this exchange offer in this section. Before you decide whether to tender your Notes in this exchange offer, you should read the detailed description of the exchange offer in the section entitled “The Exchange Offer.”

The Exchange Offer	The Operating Partnership is offering, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to exchange Company Common Shares for any and all of its outstanding Notes. Holders who validly tender and do not validly withdraw their Notes prior to 5:00 p.m., New York City time, on the expiration date (as defined below) will receive for each $1,000 principal amount of Notes the following:

•

a number of Company Common Shares equal to (i) 27.7434 (the exchange rate of the Notes for a holder exchanging as of the date of this prospectus), or the Fixed Shares, plus (ii) the quotient of (A) $215.00 divided by (B) the Collared Average VWAP (as defined below), or the Variable Shares, and together with the Fixed Shares, the Offer Consideration; and

•	accrued and unpaid interest from February 15, 2009 up to, but not including, the settlement date payable in cash.

The “Collared Average VWAP” means the arithmetic average of the Daily VWAPs (as defined below) on each day of the Averaging Period (as defined below); provided, however, that (1) if such arithmetic average is less than $24.00, or the Minimum VWAP, then the Collared Average VWAP will be deemed to be the Minimum VWAP, and (2) if such arithmetic average is greater than $40.00, or the Maximum VWAP, then the Collared Average VWAP will be deemed to be the Maximum VWAP.

The “Averaging Period” means the eight trading days beginning on Friday, April 24, 2009 and ending on Tuesday, May 5, 2009.

The “Daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SKT.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one Company Common Share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The Collared Average VWAP and the total amount of Company Common Shares to be received for each $1,000 principal amount of Notes tendered will be fixed after 5:00 p.m., New York City time, on Tuesday, May 5, 2009 and announced by means of a press release prior to the opening of trading on Wednesday, May 6, 2009.

For sample calculations of the number of Company Common Shares to be delivered in respect of each $1,000 principal amount of Notes, see “The Exchange Offer—Sample Calculations of Company Common Shares to be Delivered.”

The amount of Fixed Shares is equal to the current exchange rate of the Notes, which is 27.7434 Company Common Shares for each $1,000 principal amount of Notes. This amount is equal to the initial exchange rate of the Notes of 27.6856 Company Common Shares for each $1,000 principal amount of Notes, adjusted in accordance with the terms of the indenture governing the Notes to reflect those cash dividends paid on the Company Common Shares between the date of issuance of the Notes and the date of this prospectus for which an adjustment is required. As previously announced on April 9, 2009, the Company has declared a cash dividend of $0.3825 per Company Common Share payable on May 15, 2009. This dividend will have a record date of April 30, 2009, and an ex dividend date of April 28, 2009. We will not adjust the number of Fixed Shares as a result of the dividend (although we will take the related dividend adjustment into account, in accordance with the terms of the indenture governing the Notes, in making future adjustments to the exchange rate of Notes not exchanged in this offer). However, the number and value of Variable Shares may be affected given that the ex dividend date for our dividend is April 28, 2009.

The Operating Partnership will accept for exchange all Notes validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal. The Operating Partnership will pay cash in lieu of delivering fractional shares.

The Company and the Operating Partnership have agreed that the Company will issue to holders of Notes the number of Company Common Shares that the Operating Partnership will be required to deliver to holders of Notes who validly tender and do not validly withdraw prior to 5:00 p.m., New York City time, on the expiration date.

As of the date of this prospectus, $149.5 million in aggregate principal amount of Notes is outstanding. As of the date of this prospectus, all of the Notes are registered in the name of Cede & Co., Inc., which holds the Notes for its participants. See “The Exchange Offer—Terms of the Exchange Offer.”

The Company Lock-Up	The Company has agreed with the dealer managers not to dispose of or hedge any of its Company Common Shares or securities convertible into or exchangeable for Company Common Shares during the period from the expiration date continuing through the date 30 days after the expiration date, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee share option and benefit plans or the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus.

Conditions of the Exchange Offer	This exchange offer is not conditioned on any minimum principal amount of Notes being tendered. Consummation of the exchange offer is subject to certain conditions, including, that the registration statement, of which this prospectus is a part, shall have been declared effective by the SEC and other customary conditions. The Operating Partnership may waive all of the conditions to the exchange offer in its sole and absolute discretion, except for the registration statement effectiveness condition. See “The Exchange Offer—Conditions of the Exchange Offer.”

Purpose of the Exchange Offer	The purpose of the exchange offer is to exchange any and all outstanding Notes for the Offer Consideration. We believe that the exchange of the Notes will improve our capitalization on a consolidated basis by increasing our outstanding equity base and reducing our indebtedness. We believe that improving our capitalization may provide us with enhanced access to the capital markets and expand our opportunities for future growth. In particular, improvements to our capitalization may enhance our ability to issue debt and to enter into, refinance or extend lending arrangements at attractive rates and terms, which would lower our long-term capital costs.

Accrued and Unpaid Interest	As described under “—The Exchange Offer” above, tendering noteholders will receive payment of accrued and unpaid interest from February 15, 2009 up to, but not including, the settlement date payable in cash in accordance with the terms of the Notes.

Expiration Date	5:00 p.m., New York City time, on Thursday, May 7, 2009, or the expiration date, unless extended or earlier terminated by the Operating Partnership. The Operating Partnership may extend the expiration date for any reason in its sole and absolute discretion. If the Operating Partnership decides to extend the expiration date, it will announce any extensions by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the exchange offer. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Termination of the Exchange Offer	The Operating Partnership reserves the right to terminate the exchange offer at any time prior to the completion of the exchange offer if any of the conditions under “The Exchange Offer—Conditions of the exchange offer” have not been satisfied, in its sole and absolute discretion. See “The Exchange Offer—Termination of the Exchange Offer.”

Procedures for Tendering Notes	Holders of Notes desiring to accept the exchange offer must tender their notes either through DTC’s Automated Tender Offer Program, or ATOP, and follow the procedures for book-entry transfer described under “The Exchange Offer—Procedures for Tendering Notes,” or by signing and returning the letter of transmittal, including all other documents required by the letter of transmittal. We do not intend to permit tenders of Notes by guaranteed delivery procedures. See “The Exchange Offer—Procedures for Tendering Notes.”

Acceptance of Notes and Delivery of Offer Consideration and Cash	If the registration statement of which this prospectus is a part is declared effective by the SEC and the exchange offer is completed, the Operating Partnership will, subject to the terms and conditions described in this prospectus, accept all Notes that are validly tendered and not validly withdrawn prior to the expiration date. The Company Common Shares issued as part of the exchange offer and the cash payment for any accrued interest will be delivered promptly after the Operating Partnership accepts the Notes. See “The Exchange Offer—Acceptance of Notes for Exchange; Delivery of Offer Consideration and Cash.”

Withdrawal Rights	Holders may withdraw the Notes they have tendered at any time prior to 5:00 p.m., New York City time, on Thursday, May 7, 2009. See “The Exchange Offer—Withdrawal Rights.”

Use of Proceeds	Neither the Company nor the Operating Partnership will receive any proceeds from the exchange offer.

Federal Income Tax Consequences	The exchange of notes for Company Common Shares and cash pursuant to the exchange offer will be a taxable transaction for U.S. federal income tax purposes. In addition, the Company Common Shares are subject to special and complex U.S. federal income tax rules. Holders are urged to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their own particular situation as well as any tax consequences of the exchange of the notes pursuant to the exchange offer and the ownership and disposition of Company Common Shares arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty. See “Certain U.S. Federal Income Tax Considerations.”

Market Price and Trading	On April 8, 2009, the closing price for Company Common Shares on the NYSE was $32.61 per share. The Notes are not currently traded on any national securities exchange. We intend to apply to list the Company Common Shares offered by this prospectus on the NYSE.

Dealer Managers	Goldman, Sachs & Co. is the lead dealer manager for the exchange offer. The dealer managers are not making any recommendation or issuing a report as to the fairness of the exchange offer.

Exchange Agent	U.S. Bank N.A. is the exchange agent for the exchange offer.

Information Agent	Global Bondholder Services Corporation is the information agent for the exchange offer.

Fees and Expenses	The Operating Partnership will pay all fees and expenses it incurs in connection with the exchange offer. See “The Exchange Offer—Fees and Expenses.”

Regulatory Approvals	We are not aware of any material regulatory approvals necessary to complete this offer. However the Operating Partnership may not complete this exchange offer until the registration statement, of which this prospectus is a part, is declared effective by the SEC.

Rights of Non-Tendering Holders	Holders who do not tender their Notes pursuant to this offer will have no appraisal rights under applicable state law or otherwise. They will continue to have the same rights under the Notes as they are entitled to today.

Questions	If you have any questions regarding the terms of the exchange offer, please contact the lead dealer manager. If you have questions regarding the procedures for tendering Notes in the exchange offer, please contact the information agent. The contact information for the lead dealer manager and the information agent is located on the back cover of this prospectus.

For certain risks you should consider in evaluating this exchange offer, including the share ownership limit imposed by the Company’s Amended and Restated Articles of Incorporation, as amended, or the charter, see “Risk Factors” beginning on page 10.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words ‘believe’, ‘expect’, ‘intend’, ‘anticipate’, ‘estimate’, ‘project’, or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements.

Factors which may cause actual results to differ materially from current expectations include, but are not limited to, those set forth in the section entitled “Business” in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company and the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Operating Partnership, together the Annual Reports, including the subheadings entitled “Recent Developments,” “The Factory Outlet Concept,” “Our Factory Outlet Centers,” “Business Strategy,” “Growth Strategy,” “Operating Strategy,” “Capital Strategy,” “Competition,” and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Reports and the section titled “Risk Factors” in this prospectus and the Annual Reports. Please consider our forward-looking statements in light of those risks as you read this prospectus.

We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, even if subsequent events cause us to become aware of new risks or cause our expectations to change regarding the forward-looking matters discussed in this prospectus.

This prospectus incorporates by reference market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

RISK FACTORS

You should carefully consider the risks described below, in the section titled “Risk Factors” in our Annual Reports and elsewhere in our reports filed with the SEC before making an investment decision. Our results of operations, financial condition and business prospects could be harmed by any of these risks. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus.

Risks Related to the Exchange Offer

Upon consummation of the exchange offer, holders who tender their Notes for Company Common Shares will lose their rights under the Notes, including, without limitation, their rights to future interest and principal payments with respect to their Notes and their rights as a creditor of the Operating Partnership and the Company.

If you tender your Notes pursuant to the exchange offer, you will be giving up all of your rights as a noteholder, including, without limitation, rights to future payment of principal and interest on the Notes, and you will cease to be a creditor of the Operating Partnership or the Company. The Company Common Shares that you may receive in the exchange offer will not provide you with any seniority on claims or any degree of protection to which holders of debt claims, such as the Notes, are entitled. If the Operating Partnership were to file for bankruptcy, noteholders would generally be entitled to be paid prior to holders of Company Common Shares. As a holder of Company Common Shares, however, your investment will be subject to debt claims against the Company and to all of the risks and liabilities affecting the Company’s and its operating subsidiaries’ operations, including those affecting the Operating Partnership’s operations. The trading price of Company Common Shares could decline as a result of various factors, including the results of operations, financial condition and business prospects of the Company.

The exchange of Notes pursuant to the exchange offer will be taxable for holders of Notes.

The exchange of Notes pursuant to the exchange offer will be a taxable transaction for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations—Exchange of Notes—U.S. Holders.”

We will withhold U.S. federal income tax from any amount paid to non-U.S. holders of Notes upon an exchange of Notes pursuant to the exchange offer.

We intend to withhold U.S. federal income tax from any amount paid to non-U.S. holders of Notes upon an exchange of Notes pursuant to the exchange offer. See “Certain U.S. Federal Income Tax Considerations—Exchange of Notes—Non-U.S. Holders.”

The liquidity of any trading market that currently exists for the Notes may be adversely affected by the exchange offer and holders of the Notes who fail to tender their Notes may find it more difficult to sell their Notes.

If a significant percentage of the Notes are exchanged in the exchange offer, the liquidity of the trading market for the Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Notes exchanged will reduce the aggregate principal amount of Notes outstanding. As a result, the Notes may trade at a discount to the price at which they would trade if the exchange offer were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. The smaller outstanding aggregate principal amount of the Notes may also make the trading prices of the Notes more volatile. We cannot assure you that an active market in the Notes will exist or be maintained and we cannot assure you as to the prices at which the Notes may be traded if the exchange offer is consummated.

Neither the board of directors of the Company nor the board of trustees of the general partner of the Operating Partnership have made a recommendation with regard to whether or not you should tender your Notes in the exchange offer and neither the Company nor the Operating Partnership have obtained a third-party determination that the exchange offer is fair to the holders of the Notes.

Neither the board of directors of the Company nor the board of trustees of the general partner of the Operating Partnership is making a recommendation as to whether holders of the Notes should exchange their Notes pursuant to the exchange offer. Neither the Company nor the Operating Partnership has retained and neither intends to retain any unaffiliated representative to act solely on behalf of the holders of the Notes for purposes of negotiating the terms of this offer and/or preparing a report concerning the fairness of this offer.

Future sales of Company Common Shares may depress the price of Company Common Shares.

Any sales of a substantial number of Company Common Shares by us or our shareholders in the public market following the exchange offer, or the perception that such sales might occur, may cause the market price of Company Common Shares to decline. We will issue up to 5,486,909 Company Common Shares in the exchange offer if all of the outstanding Notes are tendered, all of which shares will be issued to non-affiliates and will be freely tradable immediately following consummation of the exchange offer. If the market price of the Company Common Shares declines following the exchange offer, the value of the Company Common Shares you would receive upon exchange of your Notes will decline.

In addition, sales of a substantial number of Company Common Shares during the exchange offer, or the perception that such sales may occur, may reduce the value of the exchange consideration to tendering noteholders. The number of Company Common Shares to be issued for each $1,000 principal amount of Notes tendered, which is set in part based on the Collared Average VWAP as described under “The Exchange Offer—Terms of the Exchange Offer”, will decrease along with any decline in the market price of the Company Common Shares during the Averaging Period.

Risks Related to Company Common Shares

The market price and trading volume of Company Common Shares may be volatile, which could result in substantial losses for shareholders.

The market price of Company Common Shares may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in Company Common Shares may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the market price of Company Common Shares or result in fluctuations in the market price or trading volume of Company Common Shares include:

•	general market and economic conditions;

•	actual or anticipated changes in our future financial performance;

•	changes in market interest rates;

•	competitive developments, including announcements by us or our competitors of new significant factory outlet centers and stores, contracts, acquisitions, strategic partnerships or capital commitments;

•	changes in consumer buying habits;

•	the operations and stock performance of our competitors;

•	developments in the real property investments industry generally;

•	additions or departures of senior management and key personnel; and

•	actions by institutional shareholders.

We cannot assure you that the market price of Company Common Shares will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

The Company may issue additional shares that may cause dilution and may depress the market price of Company Common Shares. In addition, the exchange offer will be dilutive to funds from operations per share.

The Company may issue additional common or preferred shares in connection with future equity offerings, acquisitions of securities or other assets of companies. In addition, we may issue preferred shares that have preference rights over the Company Common Shares with respect to dividends, liquidation, voting and other matters or common shares that have preference rights over your common shares with respect to voting. The issuance of additional Company Common Shares could be substantially dilutive to your shares and may depress the market price of Company Common Shares. The issuance of preferred shares that have preference rights over the Company Common Shares may depress the price of Company Common Shares.

The exchange offer will be dilutive to funds from operations, or FFO, when measured on a per common share outstanding basis. This could reduce our ability to pay dividends. See “Certain Pro Forma Selected Financial Data—Funds from Operations.”

Future offerings of debt securities, which would be senior to Company Common Shares in liquidation, or equity securities, which would dilute our existing shareholders’ interests and may be senior to Company Common Shares for the purposes of distributions, may depress the market price of Company Common Shares.

In the future, we may seek to access the capital markets from time to time by making additional offerings of debt and/or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, preferred shares or common shares. We are not precluded by the terms of our organizational documents or the terms of our existing indebtedness from issuing additional debt or equity securities. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could harm our ability to make expected distributions to shareholders and in an increased risk of default on our obligations. If we were to liquidate, holders of our debt and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of Company Common Shares. Additional equity offerings by us may dilute your interest in us or reduce the market price of your Company Common Shares, or both. Our outstanding Class C Preferred Shares, which rank senior to Company Common Shares as to rights to dividends and upon liquidation, could limit our ability to make a distribution to you. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the market price of your Company Common Shares and diluting your interest in us.

The share ownership limit imposed by the Company’s charter may inhibit market activity in Company Common Shares and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, or the Code, not more than 50% in value of the outstanding Company Common Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first REIT taxable year. The Company’s charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and provides that, with certain exceptions, no person may beneficially own more than 4% of Company Common Shares. Our directors also have authority under our charter to impose a similar ownership limitation as to any separate class or series of preferred shares we may issue in the future.

No holder of Notes will be entitled to exchange in the exchange offer Notes for Company Common Shares to the extent that receipt of such Company Common Shares would cause such holder actually or constructively to exceed the 4% ownership limit contained in the Company’s charter. The Company’s board of directors may grant an exemption from the ownership limit in its sole discretion, subject to certain conditions, representations and undertakings as it may determine that are consistent with ensuring compliance with the REIT provisions of the Code. See “Description of Common Shares—Restrictions on Ownership and Transfer.”

This ownership limit could delay or prevent a transaction or a change in our control that might involve a premium price for Company Common Shares or otherwise be in your best interest and may result in the entrenchment of our board of directors and management regardless of performance.

Certain provisions of our charter documents may make it difficult for a third party to acquire our company and could depress the price of Company Common Shares.

The Company’s charter and Restated By-laws, or the bylaws, contain provisions that could delay, defer, or prevent a change in control of the Company or management. These provisions could also discourage a proxy contest and make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the Company Common Shares. Such provisions include, but are not limited to, the following:

•	Authorizing the board of directors to issue preferred shares;

•	Prohibiting cumulative voting in the election of directors;

•	Limiting the persons who may call special meetings of shareholders; and

•	Establishing advance notice requirements for nominations for election to the board of directors for proposing matters that can be acted on by shareholders at shareholder meetings.

We are required by law to make distributions to our shareholders.

To obtain the favorable tax treatment associated with our qualification as a REIT, generally, we are required to distribute to our common and preferred shareholders at least 90.0% of our net taxable income (excluding capital gains) each year. We depend upon distributions or other payments from the Operating Partnership to make distributions to our common and preferred shareholders.

We may change the dividend policy for Company Common Shares in the future.

On April 9, 2009, the Company announced an increase in our quarterly dividend from $0.38 to $0.3825 per Company Common Share. There is no assurance that our dividends will not be reduced in the future.

The Company has historically paid dividends in cash and intends to continue to pay dividends in cash in the future. In the event that cash flow is not sufficient or we choose to conserve cash for other corporate purposes, we may make distributions partially in cash and partially in shares. Distributions that are partially paid in shares and partially paid in cash must comply with the requirements of Revenue Procedure 2009-15. Any such distribution of Company Common Shares and cash will be fully taxable to U.S. holders of Company Common Shares. See “Certain U.S. Federal Income Tax Considerations — Taxation of Holders of Common Shares — Taxable U. S. Holders — Distributions Generally.”

The decision to declare and pay dividends on Company Common Shares in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of the Company’s board of directors and will depend on our earnings, FFO, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness and preferred stock, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as the Company’s Board of Directors deems relevant. Any change in our dividend policy could have a material adverse effect on the market price of Company Common Shares.

Our failure to qualify as a REIT could subject our earnings to corporate level taxation.

We believe that we have operated and intend to operate in a manner that permits us to qualify as a REIT under the Code. However, we cannot assure you that we have qualified or will remain qualified as a REIT. If in any taxable year we were to fail to qualify as a REIT and certain statutory relief provisions were not applicable, we would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless we were entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified. Our failure to qualify for taxation as a REIT would have an adverse effect on the market price and marketability of our securities.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. We will pay all of the fees and expenses related to the exchange offer, other than any commissions or concessions of any broker dealer. Any Notes that are properly tendered pursuant to the exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following tables set forth the Company’s ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods shown. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. The ratios of earnings to combined fixed charges and preferred share dividends were computed by dividing earnings by the combined fixed charges and preferred share dividends. For these purposes, earnings have been calculated by adding fixed charges (excluding capitalized interest), amortization of capitalized interest and distributed income of unconsolidated joint ventures to income from continuing operations before adjustment for equity in earnings of unconsolidated joint ventures and minority interests. Fixed charges consist of interest costs, whether expensed or capitalized, the amortization of debt issue costs, whether expensed or capitalized and the interest factor of rental expense.

Ratio of Earnings to Fixed Charges

Year Ended December 31,
2008	2007	2006	2005	2004
1.7	1.7	1.6	1.6	2.0

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

Year Ended December 31,
2008	2007	2006	2005	2004
1.5	1.5	1.4	1.6	2.0

MARKET PRICES OF COMMON SHARES

Market Information

The Company Common Shares commenced trading on the NYSE on May 28, 1993. The following table sets forth the high and low sales prices of the Company Common Shares, as reported on the New York Stock Exchange Composite Tape, and dividends paid during the periods indicated.

2009	High	Low	Common Dividends Paid
First Quarter	$38.25	$24.78	$.38
Second Quarter (through April 8, 2009)	34.59	29.64	N/A	(1)

2008	High	Low	Common Dividends Paid
First Quarter	$40.61	$33.95	$.36
Second Quarter	41.95	35.60	.38
Third Quarter	44.77	34.58	.38
Fourth Quarter	43.79	26.20	.38
Year 2008	$44.77	$26.20	$1.50

2007	High	Low	Common Dividends Paid
First Quarter	$43.56	$37.34	$.34
Second Quarter	42.57	36.34	.36
Third Quarter	41.25	32.32	.36
Fourth Quarter	44.43	37.04	.36
Year 2007	$44.43	$32.32	$1.42

(1)	As previously announced on April 9, 2009, the Company has declared a dividend of $0.3825 per Company Common Share, payable on May 15, 2009. The dividend will have a record date of April 30, 2009 and an ex dividend date of April 28, 2009.

Holders

As of March 31, 2009, there were approximately 580 common shareholders of record.

Dividends

We operate in a manner intended to enable us to qualify as a REIT under the Code. A REIT is required to distribute at least 90% of its taxable income to its shareholders each year. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders through the payment of regular quarterly dividends. Although we intend to continue to pay cash dividends in the future, there is no assurance that such distributions will be paid solely in cash. See “Risk Factors—We may change the dividend policy for Company Common Shares in the future.” Certain of our debt agreements limit the payment of dividends such that dividends shall not exceed funds from operations, or FFO, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis.

Book Value per Share

At December 31, 2008, book value per share for Company Common Shares was $4.83.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008 on (1) a historical basis, (2) an as adjusted basis to reflect the retroactive adoption of FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion”, or FSP APB 14-1, and Financial Accounting Standard No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, or FAS 160, in each case as of December 31, 2008 and (3) an as adjusted basis giving further effect to the exchange offer as if it were consummated on December 31, 2008:

The “as adjusted for new accounting pronouncements” column reflects:

•

the adoption of FSP APB 14-1, effective for fiscal years beginning after December 15, 2008 with retrospective application for all previous years presented, which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. In applying the new pronouncement, the historical carrying amounts for the Notes has been reduced $8.5 million to reflect the recognition of the unamortized discount as of December 31, 2008 based on a valuation of the debt component with an effective interest rate of 6.11% as of the date of issuance, additional paid in capital has been increased $12.3 million to reflect the initial recognition of the equity component less amounts allocated to the minority interest, and distributions in excess of net income has been increased by $5.2 million to reflect the cumulative incremental interest expense from issuance through December 31, 2008; and

•

the adoption of FAS 160, effective for fiscal years beginning after December 15, 2008 with retrospective application for all previous years presented. FAS 160 clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated balance sheet and the minority interest’s share of earnings is included in consolidated net income. The calculation of earnings per share will continue to be based on income amounts attributable to the controlling interest. In applying the new pronouncement, the non-controlling interest balance of $30.7 million adjusted for the adoption of FSP APB 14-1, has been reclassified to equity.

The “as adjusted for new accounting pronouncements, as further adjusted for the exchange offer” column reflects the adjustments described in the previous two bullets; and:

•

the consummation of the exchange offer assuming (a) that all outstanding Notes are tendered and accepted, and (b) that the Collared Average VWAP is $31.3572 per Company Common Shares (based on an eight trading day averaging period ending April 8, 2009). The actual Collared Average VWAP will be based on the Averaging Period and fixed after 5:00 p.m., New York City time, on Tuesday, May 5, 2009. As of December 31, 2008, the Notes had a carrying value of $141.0 million, net of the unamortized discount of $8.5 million described above. Given those assumptions, the Company would issue approximately 5.2 million Company Common Shares in the exchange offer. Additional paid in capital has been increased by approximately $168.6 due to this issuance based on the closing price of the Company Common Shares on April 8, 2009 of $32.61, decreased by the amount attributable to the reacquisition of the equity component created upon the adoption of FSP APB 14-1 described above totaling $48.4 million, which includes $482,000 in transactions costs paid in cash, and decreased by $13.9 million ascribed to the non-controlling interests for the rebalancing of the net assets of the operating partnership as a result of the equity issuance. Distributions in excess of earnings has been decreased due to the recognition of a gain of approximately $14.9 million, which includes the charge off of deferred loan costs of $1.7 million and $1.2 million in transaction costs paid in cash, net of $2.5 million attributable to the non-controlling interest, for the derecognition of the debt component.

	Actual	As adjusted for new accounting pronouncements	As adjusted for new accounting pronouncements, as further adjusted for the exchange offer
		(unaudited)	(unaudited)
Debt
6.15% Senior Notes due 2015, net of discount of $681	$249,319	$249,319	$249,319
3.75% Exchangeable Senior Notes due 2026	149,500	141,044	—
Unsecured term loan	235,000	235,000	235,000
Unsecured lines of credit	161,500	161,500	161,500

Total debt	795,319	786,863	645,819

Minority interest in operating partnership	29,321	0	0

Equity
Shareholders’ equity
Class C Preferred Shares, $.01 par value, 8,000,000 shares authorized, 3,000,000 shares issued and outstanding	75,000	75,000	75,000
Common shares, $.01 par value, 150,000,000 shares authorized, 31,667,501 shares issued and outstanding, actual, 31,667,501 shares issued and outstanding, as adjusted for new accounting pronouncements and 36,840,183 issued and outstanding, as adjusted for new accounting pronouncements, as further adjusted for the exchange offer (1)	317	317	369
Paid in capital	358,891	371,190	477,509
Distributions in excess of net income	(196,535)	(201,679)	(186,790)
Accumulated other comprehensive loss	(9,617)	(9,617)	(9,617)

Total shareholders’ equity	228,056	235,211	356,472

Non-controlling interest	—	30,692	47,096

Total equity	228,056	265,903	403,568

Total capitalization	$1,052,696	$1,052,766	$1,049,387

(1)	Excludes 6,006,610 Company Common Shares reserved for issuance upon exchange of issued and outstanding Operating Partnership units, 170,455 Company Common Shares issuable upon exchange of limited partnership units issuable upon the exercise of outstanding unit options and 48,000 Company Common Shares issuable upon the exercise of outstanding share options with a weighted-average exercise price of $18.68 per share; and 1,542,050 Company Common Shares available for awards under our Amended and Restated Incentive Award Plan.

CERTAIN PRO FORMA SELECTED FINANCIAL DATA

The following unaudited pro forma selected financial data should be read in conjunction with all of the financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2008. The historical data for the year ended December 31, 2008 have been derived from historical financial statements.

The unaudited pro forma data for the year ended December 31, 2008 is presented (1) based on our historical statements, (2) as adjusted to give effect to the retroactive adoption of FSP APB 14-1 and FAS 160 as of January 1, 2008 and (3) on an as adjusted, pro forma basis giving effect to the exchange offer as if it were consummated on January 1, 2008, but excluding non-recurring costs and gains and losses resulting from the exchange offer in accordance with Article 11 of Regulation S-X. These non-recurring costs and gains and losses have been included in the table above in “Capitalization”.

The unaudited pro forma data has been prepared by our management. These pro forma statements may not be indicative of the results that would have actually occurred if the completion of the exchange offer had occurred on the date indicated, nor do they purport to represent our results of operations for future periods. The unaudited pro forma information should be read in conjunction with our audited financial statements and notes thereto as of December 31, 2008 and for the year then ended (which are contained in our Annual Report on Form 10-K for the year ended December 31, 2008).

The unaudited pro forma data reflects the consummation of the exchange offer assuming (a) that all outstanding Notes are tendered and accepted, and (b) that the Collared Average VWAP is $31.3572 per Company Common Share (based on an eight trading day averaging period ending April 8, 2009). Accordingly, these assumptions are subject to final adjustment and we expect to supplement the accompanying unaudited pro forma information based and the Collared Average VWAP after it has been determined on May 5, 2009. Changes in these assumptions from those used in the unaudited pro forma information could result in an increase or decrease in pro forma net income available to common shareholders and related pro forma earnings per share.

	Net income available to common shareholders	Number of shares- diluted	Per share amounts- diluted
Historical	$22,407	31,362	$0.71
FSP/FAS 160 adjustment (a)	(2,246)	—	(0.07)

Subtotal showing as adjusted for new accounting pronouncements	20,161	31,362	0.64
Pro forma adjustment for exchange offer (b)	8,200	5,173	0.14

Total showing as adjusted for new accounting pronouncements, and pro forma for the exchange offer	$28,361	36,535	$0.78

(a)	Amount represents effects of adoption of FSP APB14-1 and FAS 160, including:

Incremental interest expense	$(2,887)
Reduction in amortization of loan costs reclassified to equity	72
Incremental capitalized interest expense	133
Depreciation of incremental capitalize interest	(3)

Subtotal	(2,685)
Amount allocated to non-controlling interest	439

Total adjustment to adopt FSP APB 14-1/FAS 160	$(2,246)

(b)	Amount represents the elimination of interest expense, including the effect of adoption of FSP APB 14-1, amortization of related loan costs and the impact on earnings allocated to the non-controlling interest as a result of the issuance of 5.2 million Company Common Shares upon the conversion of the $149.5 million in Notes as follows:

Eliminate cash interest paid	$5,606
Eliminate related loan cost amortization	723
Eliminate effect of adoption of FSP APB 14-1	2,685

Subtotal	9,014
Amount allocated to non-controlling interest	(814)

Total	$8,200

Funds from Operations

Funds from Operations, or FFO, represents income before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

FFO is intended to exclude historical cost depreciation of real estate as required by Generally Accepted Accounting Principles, or GAAP, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is widely used by us and others in our industry to evaluate and price potential acquisition candidates. The National Association of Real Estate Investment Trusts, Inc., of which we are a member, has encouraged its member companies to report their FFO as a supplemental, industry-wide standard measure of REIT operating performance. In addition, a percentage of bonus compensation to certain members of management is based on our FFO performance.

FFO has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	FFO does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	FFO does not reflect changes in, or cash requirements for, our working capital needs;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and FFO does not reflect any cash requirements for such replacements;

•	FFO, which includes discontinued operations, may not be indicative of our ongoing operations; and

•	Other companies in our industry may calculate FFO differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, FFO should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or our dividend paying capacity. We compensate for these limitations by relying primarily on our GAAP results and using FFO only supplementally.

Below is a reconciliation of net income to FFO for the year ended December 31, 2008 as well as other data, as historically reported (in thousands):

2008
Funds from Operations
Net income	$28,032
Adjusted for:
Minority interest in operating partnership	4,371
Depreciation and amortization uniquely significant to real estate – consolidated	61,962
Depreciation and amortization uniquely significant to real estate – unconsolidated joint ventures	3,165

Funds from operations	97,530
Preferred share dividends	(5,625)

Funds from operations available to common shareholders and minority unitholders	$91,905

Weighted average shares outstanding (1)	37,429

(1)	Includes the dilutive effect of options, restricted share awards and exchangeable notes and assumes the partnership units of the Operating Partnership held by the minority interest are converted to common shares of the Company.

The table below presents FFO as historically reported and as adjusted to give effect to (1) the adoption of the FSP adjustment as described above and (2) the consummation of the exchange offer with the assumptions described above.

Funds from Operations Pro forma

	Funds from operations available to common shareholders	Number of shares
Historical	$91,905	37,429
FSP/FAS 160 adjustment	(2,682)	—

Subtotal showing as adjusted for new accounting pronouncements	89,223	37,429
Pro-forma adjustment for the exchange offer	9,011	5,173

Total showing as adjusted for new accounting pronouncements, and pro forma for the exchange offer	$98,234	42,602

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The purpose of the exchange offer is to exchange any and all of the outstanding Notes for the Offer Consideration. We believe that the exchange of the Notes will improve our capitalization on a consolidated basis by increasing our outstanding equity base and reducing our indebtedness. We believe that improving our capitalization may provide us with enhanced access to the capital markets and expand our opportunities for future growth. In particular, improvements to our capitalization may enhance our ability to issue debt and to enter into, refinance or extend lending arrangements at attractive rates and terms, which would lower our long-term capital costs.

Terms of the Exchange Offer

The Operating Partnership is offering, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to exchange Company Common Shares for any and all of its outstanding Notes. Holders who validly tender and do not validly withdraw their Notes prior to 5:00 p.m., New York City time, on the expiration date will receive, for each $1,000 principal amount of Notes, the following:

•

a number of Company Common Shares equal to (i) 27.7434 (the exchange rate of the Notes for a holder exchanging as of the date of this prospectus), or the Fixed Shares plus (ii) the quotient of (A) $215.00 divided by (B) the Collared Average VWAP, or the Variable Shares, and together with the Fixed Shares, or the Offer Consideration; and

•	accrued and unpaid interest from February 15, 2009 up to, but not including, the settlement date payable in cash.

The “Collared Average VWAP” means the arithmetic average of the Daily VWAPs on each day of the Averaging Period; provided, however, that (1) if such arithmetic average is less than $24.00, or the Minimum VWAP, then the Collared Average VWAP will be deemed to be the Minimum VWAP, and (2) if such arithmetic average is greater than $40.00, or the Maximum VWAP, then the Collared Average VWAP will be deemed to be the Maximum VWAP.

The “Averaging Period” means the eight trading days beginning on Friday, April 24, 2009 and ending on Tuesday, May 5, 2009.

The “Daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SKT.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one Company Common Share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The Collared Average VWAP and the total amount of Company Common Shares to be received for each $1,000 principal amount of Notes tendered will be fixed after 5:00 p.m., New York City time, on Tuesday, May 5, 2009 and announced by means of a press release prior to the opening of trading on Wednesday, May 6, 2009.

The amount of Fixed Shares is equal to the current exchange rate of the Notes, which is 27.7434 Company Common Shares for each $1,000 principal amount of Notes. This amount is equal to the initial exchange rate of the Notes of 27.6856 Company Common Shares for each $1,000 principal amount of Notes, adjusted in accordance with the terms of the indenture governing the Notes to reflect those cash dividends paid on the Company Common Shares between the date of issuance of the Notes and the date of this prospectus for which an adjustment is required. As previously announced on April 9, 2009, the Company has declared a cash dividend of $0.3825 per Company Common Share payable on May 15, 2009. This dividend will have a record date of April 30, 2009, and an ex dividend date of April 28, 2009. We will not adjust the number of Fixed Shares as a result of the dividend (although we will take the related dividend adjustment into account, in accordance with the terms of the indenture governing the Notes, in making future adjustments to the exchange rate of Notes not exchanged in this offer). However, the number and value of Variable Shares may be affected given that the ex dividend date for our dividend is April 28, 2009.

Security holders may obtain information on the Daily VWAPs and closing prices with respect to Company Common Shares throughout the exchange offer by calling the information agent or the lead dealer manager at their respective toll-free numbers set forth on the back cover of this prospectus. In addition, on each business day during the Averaging Period, the information agent or the lead dealer manager will provide callers with a representative purchase price with respect to the exchange offer, calculated as if such period ended on the preceding business day. We will also post the Daily VWAPs and closing prices with respect to Company Common Shares on our website, http://www.tangeroutlet.com, which will be updated daily after 5:00 p.m., New York City time.

Holders may only tender Notes in multiples of $1,000. Holders of Notes may tender less than the aggregate principal amount of Notes held by them, provided that they appropriately indicate this fact on the letter of transmittal accompanying the tendered Notes (or so indicate pursuant to the procedures for book-entry transfer). In lieu of delivering fractional shares, the Operating Partnership will pay a cash adjustment based upon the closing price of Company Common Shares on the last day of the exchange offer.

The Company and the Operating Partnership have agreed that the Company will issue to holders of Notes the number of Company Common Shares that the Operating Partnership will be required to deliver to holders of Notes who validly tender and do not validly withdraw prior to 5:00 p.m., New York City time, on the expiration date.

As of the date of this prospectus, $149.5 million in aggregate principal amount of the Notes is outstanding. As of the date of this prospectus, there is one registered holder of the Notes, Cede & Co., Inc., which holds the Notes for its participants. Only a holder of the Notes (or the holder’s legal representative or attorney-in-fact) may participate in the exchange offer.

The Operating Partnership will accept Notes as validly tendered Notes when, as and if it has given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of Notes. If you are the record owner of your Notes and you tender your Notes directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your Notes through a broker or other nominee, and your broker or nominee tenders the Notes on your behalf, they may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of transmittal, transfer taxes, if any, on the exchange of Notes pursuant to the exchange offer will be paid by the Operating Partnership.

Generally, the Company Common Shares that you receive in the exchange offer will be freely tradable, unless you are considered an affiliate of ours, as that term is defined under the Securities Act, or you hold Notes that were previously held by one of our affiliates. The Operating Partnership believes that, as of the date of this prospectus, no holder of Notes is an affiliate (as that term is defined under the Securities Act).

None of the board of directors of the Company, board of trustees of the general partner of the Operating Partnership, the dealer managers, the information agent and the exchange agent has made a recommendation to any noteholder, and each is remaining neutral as to whether you should tender your Notes in the exchange offer. You must make your own investment decision with regards to the exchange offer based upon your own assessment of the market value of the Notes, the likely value of the Company Common Shares you will receive, your liquidity needs and your investment objectives.

Sample Calculations of Company Common Shares to be Delivered

For purposes of illustration, the table below indicates the total number of Company Common Shares (the Fixed Share amount and the Variable Share amount) that would be delivered in respect of each $1,000 principal amount of Notes at the time the Offer Consideration is delivered, or the Delivery Time, based on various hypothetical average prices of the Company Common Shares. For purposes of the table below, we have assumed that the arithmetic average of the Daily VWAPs on each day of the Averaging Period used to determine the Collared Average VWAP is the same as the price at the Delivery Time. In fact, the value of the Company Common Shares delivered to validly tendering holders of Notes at the Delivery Time may be greater or less than the average of the Daily VWAPs during the Averaging Period. The table below does not reflect this potential variation, nor does it reflect the accrued interest that will be delivered in respect of Notes tendered in the exchange offer.

Hypothetical Average of Daily VWAPs	Collared VWAP	Fixed Shares	Variable Shares	Total Shares	Total Value of Offer Consideration at Average of Daily VWAPs
$20.00	$24.00	27.7434	8.9583	36.7017	$734.03
$22.00	$24.00	27.7434	8.9583	36.7017	$807.44
$24.00	$24.00	27.7434	8.9583	36.7017	$880.84
$26.00	$26.00	27.7434	8.2692	36.0126	$936.33
$28.00	$28.00	27.7434	7.6786	35.4220	$991.82
$30.00	$30.00	27.7434	7.1667	34.9101	$1,047.30
$32.00	$32.00	27.7434	6.7188	34.4622	$1,102.79
$34.00	$34.00	27.7434	6.3235	34.0669	$1,158.28
$36.00	$36.00	27.7434	5.9722	33.7156	$1,213.76
$38.00	$38.00	27.7434	5.6579	33.4013	$1,269.25
$40.00	$40.00	27.7434	5.3750	33.1184	$1,324.74
$42.00	$40.00	27.7434	5.3750	33.1184	$1,390.97
$44.00	$40.00	27.7434	5.3750	33.1184	$1,457.21
$46.00	$40.00	27.7434	5.3750	33.1184	$1,523.45

Company Lock-Up

The Company has agreed with the dealer managers not to dispose of or hedge any of its Company Common Shares or securities convertible into or exchangeable for Company Common Shares during the period from the expiration date continuing through the date 30 days after the expiration date, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee share option and benefit plans or the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus.

Expiration Date; Extensions; Amendments

The expiration date of the exchange offer will be Thursday, May 7, 2009 at 5:00 p.m., New York City time, unless the Operating Partnership, in its sole and absolute discretion, extends the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended.

The Operating Partnership expressly reserves the right in its sole and absolute discretion at any time and from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any Notes, by giving oral or written notice of such extension to the exchange agent.

The prospectus, the letter of transmittal and other relevant materials are being mailed to record holders of Notes and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the noteholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Notes.

If the Operating Partnership makes a material change in the terms of the exchange offer or the information concerning the exchange offer, or if it waives a material condition of the exchange offer, the Operating Partnership will extend the exchange offer consistent with Rule 13e-4 under the Exchange Act. The SEC has taken the position that the minimum period during which an offer must remain open following material changes in the terms of the exchange offer or information concerning the exchange offer (other than a change in price or a change of more than two percent in percentage of securities sought, for which an extension of ten business days is required) will depend upon the facts and circumstances, including the relative materiality of the terms or information. For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Operating Partnership also expressly reserves the right (1) to delay acceptance for exchange of any Notes tendered pursuant to the exchange offer, regardless of whether any such Notes were previously accepted for exchange, and (2) at any time, or from time to time, to amend the exchange offer in any manner which would not adversely affect the holders of Notes. The Operating Partnership’s reservation of the right to delay exchange of Notes that it has accepted for payment is limited by Rule 13e-4 under the Exchange Act, which requires that a bidder must pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of any offer. Any extension, delay in payment, or amendment will be followed as promptly as practicable by press release or public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which the Operating Partnership may choose to make any public announcement, the Operating Partnership will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

Termination of the Exchange Offer

The Operating Partnership reserves the right to terminate the exchange offer at any time prior to the completion of the exchange offer if any of the conditions under “The Exchange Offer—Conditions of the Exchange Offer” have not been satisfied, in its sole and absolute discretion, and not accept any Notes for exchange.

Conditions of the Exchange Offer

This exchange offer is not conditioned on any minimum principal amount of Notes being tendered. Notwithstanding any other provision of the exchange offer, and without prejudice to the Operating Partnership’s other rights, the Operating Partnership will not be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any Company Common Shares for the Notes, and the Operating Partnership may terminate, extend or amend the exchange offer, if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived.

Registration Statement Effectiveness

Consummation of the exchange offer is conditioned upon the registration statement on Form S-4, of which this prospectus is a part, being declared effective by the SEC under the Securities Act and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order. The Operating Partnership will not waive the registration statement effectiveness condition.

Other Conditions of the Exchange Offer

The exchange offer is also subject to the conditions that, at the time of the expiration date of the exchange offer, none of the following shall have occurred and be continuing which, regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer:

•

there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

•

an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs;

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	any material adverse change in the price of the Company Common Shares in U.S. securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•

any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•

a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

The foregoing conditions are solely for the Operating Partnership’s benefit and the Operating Partnership may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions. Except for the registration statement effectiveness condition, the Operating Partnership may also, in its sole and absolute discretion, waive these conditions in whole or in part. The determination by the Operating Partnership as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by the Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time.

Consequences of Failure to Tender Notes

Following the expiration of the exchange offer, the liquidity of the market for a noteholder’s Notes could be adversely affected if a significant percentage of the Notes are exchanged in the exchange offer. Holders who do not exchange their Notes will continue to be entitled to interest payments in accordance with the terms of the indenture governing the Notes. See “Risk Factors—Risks Related to the Exchange Offer—The liquidity of any trading market that currently exists for the Notes may be adversely affected by the exchange offer and holders of Notes who fail to tender their Notes may find it more difficult to sell their Notes.”

Procedures for Tendering Notes

The tender of a noteholder’s Notes described below and the acceptance of tendered Notes by the Operating Partnership will constitute a binding agreement between the tendering noteholder and the Operating Partnership upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal. Except as described below, a noteholder who wishes to tender Notes for must tender either through ATOP, and follow the procedures for book-entry transfer described below or by signing and returning the letter of transmittal, including all other documents required by the letter of transmittal. We do not intend to permit tenders of Notes by guaranteed delivery procedures. All Notes not exchanged for Company Common Shares in response to the exchange offer, will be returned to the tendering noteholders at our expense as promptly as practicable following the expiration date.

THE METHOD OF DELIVERY OF NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE NOTEHOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE NOTEHOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

To effectively tender Notes held through DTC, DTC participants should electronically transmit through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message (as defined below) to the exchange agent for its acceptance. Delivery of tendered outstanding notes held through DTC must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below. The term “Agent’s Message” means a message transmitted by DTC, received by the exchange agent which states that DTC has received an express acknowledgement from the DTC participant tendering Notes that such DTC participant has received and agrees to be bound by the terms of the exchange offer as set forth in this prospectus and the letter of transmittal and that we may enforce such agreement against such participant.

Delivery of the Agent’s Message by DTC may be done in lieu of execution and delivery of a letter of transmittal by the participant identified in the Agent’s Message. Accordingly, the letter of transmittal need not be completed by a holder tendering through ATOP.

The exchange agent will establish one or more accounts with respect to the outstanding notes at DTC for purposes of the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of their outstanding notes by causing DTC to transfer their outstanding notes to the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. DTC will then send an Agent’s Message to the exchange agent. Although delivery of outstanding notes may be effected through book-entry at DTC, the letter of transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, plus, in any case, all other required documents, must be transmitted to and received by the exchange agent at one or more of its addresses set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date.

Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless the Notes surrendered for exchange with that letter of transmittal are tendered (1) by a registered holder of the Notes who has not completed either the box entitled “Special Exchange Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an eligible institution. In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an eligible institution. If the letter of transmittal is signed by a person other than the registered holder of the Notes, the Notes surrendered for exchange must either (1) be endorsed by the registered holder, with the signature guaranteed by an eligible institution, or (2) be accompanied by a bond power, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an eligible institution. The term “registered holder” as used in this paragraph with respect to the Notes means any person in whose name the Notes are registered on the books of the registrar for the Notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Notes tendered for exchange will be determined by the Operating Partnership in its sole discretion. The Operating Partnership’s determination will be final and binding. The Operating Partnership and the exchange agent reserve the absolute right to reject any and all Notes not properly tendered and to reject any Notes the acceptance of which might, in the Operating Partnership’s judgment or in the judgment of the exchange agent or their counsel, be unlawful. The Operating Partnership and the exchange agent also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular Notes either before or after the expiration date (including the right to waive the ineligibility of any noteholder who seeks to tender Notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions) by the Operating Partnership will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes for exchange must be cured within the period of time the Operating Partnership determines. The Operating Partnership and the exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Notes for exchange but will not incur any liability for failure to give the notification. The Operating Partnership will not deem Notes tendered until irregularities have been cured or waived.

If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by the Operating Partnership, submit proper evidence of the person’s authority to so act, which evidence must be satisfactory to the Operating Partnership in its sole discretion.

Any beneficial owner of the Notes whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes in the exchange offer should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering Notes, make appropriate arrangements to register ownership of the Notes in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Acceptance of Notes for Exchange; Delivery of Offer Consideration and Cash

Upon satisfaction or waiver of all of the conditions to the exchange offer, and assuming the Operating Partnership has not previously elected to terminate the exchange offer, the Operating Partnership will accept any and all Notes that are properly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The Operating Partnership will deliver (or cause to be delivered) the Company Common Shares and pay the cash payment for accrued interest promptly after acceptance of the Notes. The Operating Partnership will pay cash in lieu of delivering fractional shares. For purposes of the exchange offer and cash payment for accrued interest, the Operating Partnership will be deemed to have accepted validly tendered Notes, when, as, and if the Operating Partnership has given oral or written notice of its acceptance of the Notes to the exchange agent.

In all cases, the payment of cash and issuance of Company Common Shares for Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the Notes, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of the Notes into the exchange agent’s account at a book-entry transfer facility and the receipt of an agent’s message). The Operating Partnership reserves the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer (other than the registration statement effectiveness condition). If any tendered Notes are not accepted for any reason, those unaccepted Notes will be returned without expense to the tendering noteholder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal Rights

Tenders of the Notes may be withdrawn by delivery of a written notice to the exchange agent, at its address listed on the back cover page of this prospectus, at any time prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must (1) specify the name of the person having deposited the Notes to be withdrawn, (2) identify the Notes to be withdrawn (including the certificate number or numbers and principal amount of the Notes, as applicable), and (3) be signed by the noteholder in the same manner as the original signature on the letter of transmittal by which the Notes were tendered and must be guaranteed by an eligible institution. Any questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Operating Partnership, in its sole and absolute discretion. The Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Notes which have been tendered for exchange but which are withdrawn will be returned to the noteholder without cost to the noteholder as soon as practicable after withdrawal. Properly withdrawn Notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering Notes” at any time on or prior to the expiration date.

Dealer Managers

The Operating Partnership has selected Goldman, Sachs & Co., or Goldman Sachs, to act as the lead dealer manager in connection with the exchange offer and Merrill Lynch & Co. will also act as a dealer manager in connection with the exchange offer. The Operating Partnership expects to enter into a dealer manager agreement with the dealer managers pursuant to which they will receive customary compensation for their services as dealer managers. In addition, the Operating Partnership expects to indemnify the dealer managers against certain liabilities, including liabilities under federal securities laws.

The dealer managers and certain of their affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to the Operating Partnership and the Company in the ordinary course of business. They have and will receive customary fees and/or commissions for such services.

As lead dealer manager for the exchange offer, Goldman Sachs will perform services customarily provided by investment banking firms acting as dealer manager of exchange offers of a like nature, including, but not limited to, soliciting tenders of Notes pursuant to the exchange offer and communicating generally regarding the exchange offer with brokers, dealers, commercial banks and trust companies and other persons, including the holders of the Notes. Questions regarding the terms of the exchange offer can be directed to Goldman Sachs at the address and telephone number set forth on the back cover of this prospectus.

The Exchange Agent

U.S. Bank N.A. is the exchange agent. All tendered Notes, executed letters of transmittal and other related documents should be directed to the exchange agent at its address and telephone numbers listed on the back cover of this prospectus. We will pay the exchange agent reasonable and customary compensation for its services in connection with the exchange offer, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the exchange offer, including liabilities under federal securities laws.

The Information Agent

Global Bondholder Services Corporation is the information agent. All questions regarding the exchange offer, including requests for additional copies of this prospectus, the letter of transmittal and other related documents, should be addressed to the information agent at its address and telephone numbers listed on the back cover of this prospectus.

Fees and Expenses

Fees and expenses in connection with the exchange offer, assuming all outstanding amounts are tendered and accepted, are estimated to be approximately $1.7 million, including SEC filing fees and the fees of the exchange agent, the dealer managers, the information agent, the financial printer, counsel, accountants and other professionals.

Accounting Treatment

We will derecognize the net carrying amount of exchanged Notes and recognize common shares and paid-in capital for the Company Common Shares issued in connection with the exchange offer. We will also recognize an expense for the cash interest payment related to the exchange offer. If all of the Notes in the exchange offer are tendered, we would expect to record a gain on derecognition of debt net of expenses and allocation of non-controlling interests related to the exchange offer. See “Capitalization.”

Appraisal Rights

There are no dissenter’s rights or appraisal rights with respect to the exchange offer.

Regulatory Approvals

The Operating Partnership may not complete the exchange offer until the registration statement, of which this prospectus is a part, is declared effective by the SEC. We are not aware of any other material regulatory approvals necessary to complete the exchange offer.

DESCRIPTION OF COMMON SHARES

The Company has authority to issue 150,000,000 Company Common Shares, $0.01 par value per share. In this section, the terms “we,” “our” and “us” refer to the Company and not the Operating Partnership. As of March 31, 2009, we had outstanding 31,888,401 Company Common Shares. The statements below describing the Company Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter and bylaws.

Terms

Each of the outstanding Company Common Shares will be entitled to one vote on all matters presented to shareholders for a vote. Holders of the Company Common Shares will not have, or be subject to, any preemptive or similar rights.

Except for the election of a director to fill a vacancy on the board of directors and the election of directors by holders of one or more class or series of our preferred shares, directors will be elected by the holders of Company Common Shares at each annual meeting of shareholders by a plurality of the votes cast. Holders of Company Common Shares will not have cumulative voting rights for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the Company Common Shares cast for the election of directors at that meeting will be able to elect all of the directors, other than any directors to be elected by the holders of one or more series of our preferred shares. A director may be removed by a majority of votes cast. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in a vote to remove him.

Company Common Shares will, when issued, be fully paid and non-assessable. Dividends and other distributions may be paid to the holders of Company Common Shares if and when declared by the board of directors of the Company out of funds legally available therefor.

Under North Carolina law, shareholders are generally not liable for our debts or obligations. Payment and declaration of dividends on Company Common Shares and purchases of our shares are subject to certain limitations under North Carolina law and will be subject to certain restrictions if we fail to pay dividends on one or more series of our preferred shares. If we were to experience a liquidation, dissolution or winding up, each of the Company Common Shares would, subject to the rights of any holders of our preferred shares to receive preferential distributions, be entitled to participate equally in the assets available for distribution to them after payment of, or adequate provision for, all our known debts and liabilities.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of our taxable year. This requirement is referred to as the “five or fewer” requirement. For purposes of this five or fewer requirement, individuals include the entities that are set forth in Section 542(a)(2) of the Code. Attribution rules in the Code determine if any individual or entity constructively owns our stock under the “five or fewer” requirement. Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. In addition, rent from a related party tenant is not qualifying income for purposes of the gross income tests under the Code. A related party tenant is generally a tenant in which the REIT or an owner of 10% or more of the REIT owns, actually or constructively, 10% or more of such tenant. To assist us in meeting these requirements, we may take certain actions to limit the actual, beneficial or constructive ownership by a single person or entity of our outstanding equity securities.

Subject to certain exceptions specified in our charter, no shareholder (other than Stanley K. Tanger, Steven B. Tanger, members of their families, affiliated entities and their transferees) may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 4% of our outstanding Company Common Shares. Our charter provides that Stanley K. Tanger, Steven B. Tanger, members of their families, affiliated entities and their transferees may acquire additional common shares, but may not acquire additional shares, such that the five largest beneficial owners of Company Common Shares, taking into account the 4% limit and certain exemptions from such limit that the board of directors has granted to other shareholders, could hold more than 49% of our outstanding common shares. The constructive ownership rules are complex and may cause common stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 4% of our outstanding common shares (or the acquisition of an interest in an entity which owns our common stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 4% of our outstanding common shares, and thus subject those common shares to the ownership limit in our charter.

If the board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own or may acquire or own Company Common Shares in violation of the above limit, the board of directors shall take such action as it deems advisable to refuse to give effect to, or to prevent such ownership or acquisition, including, but not limited to, the redemption of Company Common Shares, refusal to give effect to the ownership or acquisition on our books or instituting proceedings to enjoin such ownership or acquisition.

The board of directors may waive the limit with respect to a particular shareholder if evidence satisfactory to the board of directors and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status. If Company Common Shares are issued in excess of the ownership limit in our charter, or if Company Common Shares are transferred in a way that would cause the outstanding Company Common Shares to be beneficially owned by fewer than 100 persons, then the issuance or transfer shall be void, and the intended transferee will acquire no rights to Company Common Shares.

The ownership limits described above will be automatically removed if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in our ownership limits would require an amendment to our charter. Such amendment to our charter would require the affirmative vote of a majority of the votes cast for or against the amendment at a meeting at which a quorum exists. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of the REIT without the approval of the board of directors.

All certificates representing Company Common Shares will bear a legend referring to the restrictions described above.

All holders of record who own a specified percentage (or more) of our outstanding capital shares must annually file an affidavit with us containing information regarding their ownership of our capital shares, as set forth in the applicable Treasury Regulations promulgated under the Internal Revenue Code. Under current Treasury Regulations, the percentage is set between 0.5% and 5%, depending on the number of record holders of our capital shares. In addition, each shareholder shall upon demand be required to disclose to us in writing the information with respect to the direct, indirect and constructive ownership of our capital shares as the board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

Transfer Agent

The registrar and transfer agent for Company Common Shares is ComputershareTrust Company, NA.

DESCRIPTION OF PREFERRED SHARES

The Company is authorized to issue 1,000,000 Class A Preferred Shares, 8,000,000 Class B Preferred Shares, 8,000,000 Class C Preferred Shares, 8,000,000 Class D Preferred Shares, 4,000,000 Class E Preferred Shares, 4,000,000 Class F Preferred Shares, 4,000,000 Class G Preferred Shares and 4,000,000 Class H Preferred Shares. Each class will have the preferences, limitations and relative rights as North Carolina law may permit and our board of directors may determine by adoption of articles of amendment. In 1993, the Company issued 300,000 Class A Cumulative Convertible Redeemable Preferred Shares in the form of 3,000,000 Depositary Shares. During 2003 all of these shares that had not already converted to common shares were either converted to common shares or redeemed. As of December 31, 2008, 3,000,000 7.5% Class C Cumulative preferred shares were outstanding. In this section, the terms “we,” “our” and “us” refer to the Company and not the Operating Partnership.

Description of Class C Preferred Shares

This summary of the terms and provisions of our Class C Preferred Shares is not complete and is qualified in its entirety by reference to our charter. You may obtain a complete copy of the articles of amendment describing our Class C Preferred Shares by contacting us.

General

We are currently authorized to issue up to 8,000,000 Class C Preferred Shares.

Our board of directors may authorize issuance of additional Class C Preferred Shares from time to time. The Class C Preferred Shares are listed on the NYSE under the symbol “SKTPrC.” The Class C Preferred Shares are maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances. The transfer agent, registrar and dividends disbursement agent for our Class C Preferred Shares is Computershare Trust Company, NA.

Ranking

With respect to the payment of dividends and amounts upon voluntary or involuntary liquidation, dissolution or winding up, our Class C Preferred Shares rank:

•	senior to the Company Common Shares and to any other class or series of our equity securities that by their terms rank junior to our Class C Preferred Shares;

•	on a parity with any other class or series of our equity securities that we may later authorize or issue and that by their terms rank on a parity with our Class C Preferred Shares;

•

junior to any class or series of our equity securities that we may later authorize or issue and that by their terms rank senior to our Class C Preferred Shares. Any such authorization or issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding Class C Preferred Shares; and

•	junior to all of our indebtedness.

Any convertible debt securities that we have issued or may issue are not considered to be equity securities for these purposes.

Dividends

Subject to the preferential rights of holders or any class or series of our equity securities ranking senior to the Class C Preferred Shares as to the payment of dividends, holders of Class C Preferred Shares are entitled to receive, when, if and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative quarterly cash dividends at the rate of 7.50% per annum of the $25.00 per share liquidation preference, equivalent to $1.875 per annum per share. However, during any period of time that both (i) the Class C Preferred Shares are not listed on the NYSE or the AMEX, or quoted on NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but Class C Preferred Shares are outstanding, we will increase the cumulative cash distributions payable on the Class C Preferred Shares to a rate of 8.5% per year of the $25.00 liquidation preference (equivalent to $2.125 per year per share).

Dividends on our Class C Preferred Shares will accrue and be cumulative from (and including) the date of original issue and will be payable quarterly when, if and as authorized by our board of directors in equal amounts in arrears on the 15th day of each of February, May, August and November or, if not a business day, then the next succeeding business day, and no interest or additional dividends or other sums will accrue on the amount so payable from the dividend payment date to such next succeeding business day. The first dividend on our Class C Preferred Shares was paid on February 15, 2006.

Our board of directors will not authorize, and we will not pay, any dividends on our Class C Preferred Shares or set aside funds for the payment of dividends if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements that restrict or prevent the payment of dividends on, or the purchase or redemption of, shares.

Notwithstanding the foregoing, dividends on our Class C Preferred Shares continue to accrue even if any of our agreements prohibit the current payment of dividends, we do not have earnings or funds legally available for the payment of dividends, or we do not declare the payment of dividends. Accrued but unpaid dividends on our Class C Preferred Shares will not bear interest, and holders of Class C Preferred Shares are not be entitled to any dividends in excess of full cumulative dividends as described above. All of our dividends on Class C Preferred Shares, including any capital gain dividends, are credited to the previously accrued dividends on our Class C Preferred Shares. We will credit any dividend paid on Class C Preferred Shares first to the earliest accrued and unpaid dividend due.

We will not authorize, declare or pay any dividends, or set aside any funds for the payment of dividends and no other distribution of cash or other property will be authorized, declared or made, on Company Common Shares or other shares that rank junior to our Class C Preferred Shares as to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or redeem or otherwise acquire shares of Company Common Shares or other junior or parity shares, unless we also have declared and either paid or set aside for payment the full cumulative dividends on our Class C Preferred Shares for the current and all past dividend periods. This restriction will not limit our redemption or other acquisition of shares under incentive, benefit or stock purchase plans for officers, directors or employees or others performing or providing similar services or for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our articles of amendment describing our Class C Preferred Shares in order to preserve our status as a REIT for U.S. federal income tax purposes.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Class C Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders remaining after payment or liquidating distributions in cash or property at fair market value as determined by our board of directors equal to a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) through and including the date of the payment. The holders of Class C Preferred Shares will be entitled to receive this liquidating dividend before we distribute any assets to holders of Company Common Shares or any other shares that rank junior to our Class C Preferred Shares as to the distribution of assets upon liquidation, dissolution or winding up. The rights of holders of Class C Preferred Shares to receive their liquidation preference would be subject to preferential rights of the holders of any class or series of our shares that is senior to our Class C Preferred Shares as to the distribution of assets upon liquidation, dissolution or winding up.

Special Optional Redemption

If at any time both (i) the Class C Preferred Shares cease to be listed on the NYSE or the AMEX, or quoted on NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, but Class C Preferred Shares are outstanding, we will have the option to redeem the Class C Preferred Shares, in whole but not in part, within 90 days of the date upon which the Class C Preferred Shares cease to be listed or quoted and we cease to be subject to such reporting requirements, for cash at $25.00 per share plus accrued and unpaid distributions, if any, to the redemption date, whether or not authorized.

Redemption

We may not redeem the Class C Preferred Shares prior to November 14, 2010, with respect to our special option to redeem the Class C Preferred Shares if at any time both (i) the Class C Preferred Shares cease to be listed on the NYSE or the AMEX, or quoted on NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, as described under “—Special Optional Redemption”. On and after November 14, 2010, at our option upon not less than 30 days’ nor more than 60 days’ written notice, we may redeem the Class C Preferred Shares, in whole or from time to time in part, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not earned or authorized) through and including the date fixed for redemption. The Class C Preferred Shares are not redeemable at any time at the option of the holders thereof. If we reasonably conclude, based upon the advice of independent tax counsel experienced in such matters, that a redemption on a date that is earlier than 30 days after the date of written notice is necessary in order to preserve our qualification as a REIT for federal income tax purposes or to comply with federal tax laws relating to our qualification as a REIT, then we may redeem the Class C Preferred Shares on such an earlier date.

Voting Rights

Holders of Class C Preferred Shares have no voting rights, except as from time to time required by law and as follows.

•

If dividends on our Class C Preferred Shares are due but unpaid for six or more quarters, whether or not consecutive, holders of Class C Preferred Shares, voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors until all dividend arrearages have been paid or authorized and set aside for payment in full. Such election shall be held at the next annual meeting of the shareholders and at each subsequent annual meeting until all arrearages and the dividends on the Class C Preferred Shares have been paid.

•

In addition, the affirmative vote of the holders of at least 66 2/3% of the outstanding Class C Preferred Shares is required for us to (i) authorize, create or issue or increase the authorized or issued amount any class or series of our capital shares ranking senior to our Class C Preferred Shares as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of our capital shares into any such class or series of our capital stock, or create, authorize or issue any obligation or security convertible into or exchangeable for or evidencing the right to purchase any such class or series of our capital shares; or (ii) to amend, alter or repeal the provisions of our Articles of Incorporation or the articles of amendment that relate to the Class C Preferred Shares, whether by merger, consolidation or otherwise, in a manner that materially and adversely affects the rights, preferences, privileges or voting power of the holders of Class C Preferred Shares.

In any matter in which our Class C Preferred Shares is entitled to vote, each Class C Preferred Share will be entitled to one vote. If the holders of Class C Preferred Shares and another series of preferred shares are entitled to vote together as a single class on any matter, the Class C Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.

In addition, the holders of such Class C Preferred Shares will not have any voting rights with respect to, and the consent of the holders of Class C Preferred Shares is not required for, the taking of any corporate action, including any merger or consolidation involving us or a sale of all or substantially all of our assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Class C Preferred Shares, except as set forth in part (ii) of the paragraph that is two paragraphs above. Except as expressly set forth in the articles of amendment that relate to the Class C Preferred Shares, the Class C Preferred Shares will not have any relative, participatory, optional or other special voting rights and powers.

Conversion Rights

Our Class C Preferred Shares are not convertible into or exchangeable for any of our other securities or property.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses certain material U.S. federal income tax consequences relating to the exchange of the Notes into Company Common Shares and cash, the ownership of Company Common Shares and the taxation of the Company, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, the legislative history of the Code, administrative interpretations and practices of the Internal Revenue Service, or IRS, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received such rulings. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that such statements and conclusions, if challenged by the IRS, would be upheld by a court.

This summary is limited to holders who exchange Notes for cash and Company Common Shares and who hold the Notes and the Company Common Shares issued upon the exchange of the Notes as capital assets. This summary also does not address the tax considerations arising under the U.S. federal estate and gift tax laws or the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	persons subject to the U.S. federal alternative minimum tax;

•	tax-exempt organizations (except to the extent specifically set forth below under “—Taxation of Holders of Common Shares—Tax-Exempt Holders”);

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	regulated investment companies and REITs;

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the Notes or Company Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not exchange their Notes pursuant to the offer; or

•	persons deemed to sell the Company Common Shares under the constructive sale provisions of the Code.

If you are considering exchanging the Notes, you should consult your tax advisors concerning the application of U.S. federal tax laws to your particular situation as well as any consequences of the exchange of the Notes and the purchase, ownership and disposition of the Company Common Shares arising under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this summary, a “U.S. holder” means a beneficial owner of a note or Company Common Shares received upon the exchange of a note that is:

•	a citizen or resident alien individual of the United States;

•

a corporation or partnership (or any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of a note or Company Common Shares received upon the exchange of a note that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. Non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is treated as a partnership for U.S. federal income tax purposes, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the exchange of the Notes and the receipt, ownership and disposition of the Company Common Shares.

You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the exchange of the Notes;

•	the receipt, ownership and disposition of the Company Common Shares, including the federal, state, local, foreign and other tax consequences and any reporting requirements;

•	the Company’s election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in the tax laws.

Exchange of Notes

U.S. Holders

The exchange of a note for common shares and cash is a taxable exchange for U.S. federal income tax purposes. Upon the exchange of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of Company Common Shares received on the exchange (excluding any portion attributable to accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in the note generally will be your cost for the note, (a) increased by market discount (if any) included in income with respect to the note pursuant to an election to include market discount in gross income currently as it accrues, and (b) decreased (but not below zero) by any amortizable bond premium (generally, the excess, if any, of the tax basis of the note to you immediately after its acquisition over the principal amount of the note payable at maturity which you have previously deducted). Except as discussed below with respect to market discount, such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of exchange. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitation.

A U.S. holder who acquired a note at a “market discount” (subject to a statutorily-defined de minimis exception) generally will be required to treat any gain on the exchange thereof as ordinary income rather than capital gain to the extent of the accrued market discount, unless an election was made to include market discount in income as it accrued for U.S. federal income tax purposes. Market discount at the time a note is purchased generally equals the excess of the principal amount of the note over your initial tax basis in the note. Market discount generally accrues ratably unless you have made an election to accrue the market discount on a constant yield basis.

If you receive cash in lieu of a fractional share, you will be treated as if you received the fractional share and then sold it for the amount of cash received.

Non-U.S. Holders

Any gain realized upon the exchange of a note (except with respect to accrued and unpaid interest, which would be taxable as described below) generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the note constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, or FIRPTA.

If your gain is described in the first bullet point, you will be subject to U.S. tax at graduated rates, in generally the same manner as if you were a U.S. person, and in the case of a non-U.S. holder that is a corporation, the gain may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty. If your gain is described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain, which gain generally may be offset by U.S. source capital losses. If your gain is described in the third bullet point, you would be subject to regular U.S. income tax with respect to such gain in the same manner as a U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Although the applicable rules are not entirely clear, we intend to take the position that the Notes constitute U.S. real property interests and, accordingly, that U.S. federal withholding tax applies under FIRPTA to the exchange of a note for cash and Company Common Shares. Therefore, we will withhold 10% of the gross proceeds paid on the exchange of any note held by a non-U.S. holder.

You are urged to consult your tax advisor as to whether gain you realize upon the exchange of a note is exempt from U.S. federal income tax under FIRPTA. If an exchange of a note is exempt from U.S. federal income tax under FIRPTA and is not otherwise subject to U.S. federal income tax, any amounts withheld from such payments to you may be refunded or credited against your U.S. federal income tax liability, if any, if you file with the IRS, on a timely basis, the required IRS forms.

Interest paid to non-U.S. holders will not be subject to U.S. federal income or withholding tax, provided that:

•	you do not actually or constructively own 10% or more of the capital or profits interest in us, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of Section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•

you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or applicable successor form)) or (b) you hold your Notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest, unless you provide us with a properly executed (1) IRS Form W-8BEN (or applicable successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or applicable successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) generally in the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Taxation of Holders of Common Shares

Taxable U.S. Holders

Distributions Generally

Distributions out of the Company’s current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends, and certain amounts that have previously been subject to corporate level tax, discussed below, will be taxable to U.S. holders as ordinary income. See “—Tax Rates” below. As long as the Company qualifies as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations. For purposes of determining whether distributions to holders of Company Common Shares are out of the Company’s current or accumulated earnings and profits, the Company’s earnings and profits will be allocated first to its outstanding preferred shares and then to its outstanding common shares.

To the extent that the Company makes distributions in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. holder. This treatment will reduce your adjusted tax basis in your Company Common Shares by the amount of the distribution, but not below zero. Distributions in excess of the Company’s current and accumulated earnings and profits and in excess of your adjusted tax basis in your Company Common Shares will be taxable as capital gains. Such gain will be taxable as long-term capital gain if your holding period for the Company Common Shares is greater than one year. Dividends will generally be taxable, if at all, in the year of the distribution. However, dividends the Company declares in October,

November or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by the Company and received by the holder on December 31 of that year, provided the Company actually pays the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of the Company’s net operating losses or capital losses.

Certain stock dividends, including dividends partially paid in Company shares and partially paid in cash that comply with Revenue Procedure 2009-15, will be fully taxable to the recipient U.S. holder.

Capital Gain Dividends

Distributions that the Company properly designates as capital gain dividends will be taxable to U.S. holders as gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed the Company’s actual net capital gain for the taxable year. If the Company properly designates any portion of a distribution as a capital gain dividend, then, except as otherwise required by law, the Company presently intends to allocate a portion of total capital gain dividends paid or made available to holders of all classes of its shares for the year to the holders of its common shares and preferred shares in proportion to the amount that its total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of such shares for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of its shares for the year.

Passive Activity Losses and Investment Interest Limitations

Distributions by the Company and gain arising from the sale, exchange or other disposition of the Company Common Shares by a U.S. holder will not be treated as passive activity income. As a result, you generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of Company Common Shares and income designated as qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Retention of Net Capital Gains

The Company may elect to retain, rather than distribute as a capital gain dividend, all or a portion of its net capital gains. If the Company makes this election, it would pay tax on its retained net capital gains. In addition, to the extent the Company so elects, you generally would:

•

include your pro rata share of the Company’s undistributed net capital gains in computing your long-term capital gains in your return for your taxable year in which the last day of the Company’s taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in your capital gains;

•	receive a credit or refund for the amount of tax deemed paid by you;

•	increase the adjusted basis of your Company Common Shares by the difference between the amount of includable gains and the tax deemed to have been paid by you; and

•	if you are a corporation, appropriately adjust your earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Sale or Other Disposition of Common Shares

Upon the sale or other disposition of Company Common Shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or other disposition and (ii) your adjusted tax basis in the Company Common Shares. Such gain or loss will generally be long-term capital gain or loss if your holding period in the Company Common Shares is more than one year at the time of such disposition. In general, if a U.S. holder recognizes loss upon the sale or other disposition of Company Common Shares that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from the Company which were required to be treated as long-term capital gains. Deduction of capital losses may be subject to limitations.

Redemption or Repurchase by Us

A redemption or repurchase of Company Common Shares will be treated under Section 302 of the Code as a distribution taxable as a dividend to the extent of the Company’s current and accumulated earnings and profits at ordinary income rates unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares. The redemption or repurchase will be treated as a sale or exchange if it:

•	is “substantially disproportionate” with respect to the U.S. holder;

•	results in a “complete termination” of the U.S. holder’s interest in us; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder,

all within the meaning of Section 302(b) of the Code.

In determining whether any of these tests have been met, Company shares, including Company Common Shares and other equity interests in the Company, considered to be owned by the U.S. holder by reason of certain constructive ownership rules set forth in the Code, as well as Company shares actually owned by the U.S. holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to the U.S. holder depends upon the facts and circumstances at the time that the determination must be made, U.S. holders are advised to consult their tax advisors to determine such tax treatment.

If a redemption or repurchase of shares of Company Common Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. See “—Taxable U.S. Holders—Distributions Generally.” A U.S. holder’s adjusted basis in the redeemed or repurchased Company Common Shares for tax purposes will be transferred to its remaining Company shares, if any. If a U.S. holder owns no other Company shares, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

If a redemption or repurchase of Company Common Shares is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Taxable U.S. Holders—Sale or Other Disposition of Common Shares.”

Tax Rates

The maximum tax rate for noncorporate taxpayers for (i) capital gains, including “capital gain dividends,” is currently 15% (although, depending on the characteristics of the assets which produced these gains and on designations which the Company may make, certain capital gain dividends may be taxed at a 25% rate) and (ii) “qualified dividend income” is currently 15%. In general, dividends payable by a REIT are not eligible for the reduced tax rate on qualified dividend income, except to the extent certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as a taxable REIT subsidiary) or to income that was subject to tax at the corporate/REIT level (for example, if the Company distributes taxable income that it retained and paid tax on in the prior taxable year). Assuming there is no change in the current law, the applicable provisions of the U.S. federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Taxable Non-U.S. Holders

Distributions Generally

Distributions that are neither attributable to gain from sales or exchanges by the Company of U.S. real property interests nor designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of the Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to U.S. federal withholding tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with your conduct of a trade or business in the United States. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

In cases where the dividend income from a non-U.S. holder’s investment in the Company Common Shares is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as if it were a U.S. person, and, in the case of a non-U.S. holder that is a corporation, the income may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty.

The Company expects to withhold U.S. income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

(1)	a lower treaty rate applies and the non-U.S. holder provides the Company with an IRS Form W-8BEN (or applicable successor form) evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. holder provides the Company with an IRS Form W-8ECI (or applicable successor form) claiming that the distribution is income effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed your adjusted tax basis in your Company Common Shares, but rather will reduce the adjusted tax basis of such shares. To the extent that such distributions exceed the adjusted tax basis of your Company Common Shares, they will give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. For withholding purposes, the Company expects to treat all distributions as if made out of its current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Company’s current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests

Distributions to a non-U.S. holder that the Company properly designates as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation, unless:

(1)	the investment in the Company Common Shares is treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as if it were a U.S. person, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

(2)	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a flat 30% tax on the individual’s capital gains (which may generally be offset by U.S. source capital losses).

Pursuant to FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Company of U.S. real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. A non-U.S. holder generally will be subject to tax on such gain in the same manner as if it were a U.S. person, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien. The Company also will be required to withhold and to remit to the IRS 35% (or 15% to the extent provided in Treasury Regulations) of any distribution to a non-U.S. holder that is designated as a capital gain dividend or, if greater, 35% of a distribution to a non-U.S. holder that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of shares which is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore not subject to the 35% U.S. withholding tax described above, if the non-U.S. holder did not own more than 5% of such class of shares at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions. We believe that the Company Common Shares are currently “regularly traded” on an established securities market; however, there can be no assurance that the Company Common Shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by the Company as retained capital gains in respect of Company Common Shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under that approach, you would be able to offset as a credit against your U.S. federal income tax liability your proportionate share of the tax paid by the Company on such retained capital gains and to receive from the IRS a refund to the extent your proportionate share of such tax paid by us were to exceed your actual U.S. federal income tax liability.

Sale or Other Disposition of Common Shares

Any gain realized upon the sale or other disposition of Company Common Shares generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the Company Common Shares constitute a U.S. real property interest within the meaning of FIRPTA.

If your gain is described in the first bullet point, you will be subject to U.S. tax at graduated rates, in generally the same manner as if you were a U.S. person, and in the case of a non-U.S. holder that is a corporation, the gain may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty. If your gain is described in the second bullet point above, you will be subject to a flat tax 30% U.S. federal income tax on the gain, which gain generally may be offset by U.S. source capital losses. If your gain is described in the third bullet point, you will be subject to U.S. tax at graduated rates, in generally the same manner as if you were a U.S. person (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Company Common Shares would be required to withhold and remit to the IRS 10% of the purchase price, if Company Common Shares were not “regularly traded” on an established securities market.

The Company Common Shares will not constitute a “U.S. real property interest” if and for so long as the Company is a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. persons. However, even if the Company is a domestically controlled REIT, upon disposition of Company Common Shares (subject to the 5% exception applicable to “regularly traded” shares described below), a non-U.S. holder may be treated as having gain from the sale or exchange of a U.S. real property interest if the non-U.S. holder (1) disposes of Company Common Shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest and (2) acquires, or enters into a contract or option to acquire, other Company Common Shares within 30 days after such ex-dividend date.

If the Company does not qualify as a domestically controlled REIT at the time a non-U.S. holder sells or otherwise disposes of the Company Common Shares, gain arising from the sale or exchange by a non-U.S. holder of the Company Common Shares would not be subject to U.S. federal income tax under FIRPTA as a sale of a U.S. real property interest if:

•	the Company’s common shares are “regularly traded” on an established securities market such as the NYSE; and

•	such non-U.S. holder owned, actually and constructively, 5% or less of the Company’s common shares throughout the five-year period ending on the date of the sale or disposition.

We believe that the Company Common Shares are currently “regularly traded” on an established securities market; however, there can be no assurance that the Company Common Shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Redemption or Repurchase by Us

A redemption or repurchase of Company Common Shares will be treated under Section 302 of the Code as a distribution taxable as a dividend to the extent of the Company’s current and accumulated earnings and profits at ordinary income rates unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares. See “—Taxable U.S. Holders—Redemption or Repurchase by Us.”

If a redemption or repurchase of Company Common Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. See “—Taxable Non-U.S. Holders—Distributions Generally.” If a redemption or repurchase of Company Common Shares is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Taxable Non-U.S. Holders—Sale or Other Disposition of Common Shares.” If a redemption or repurchase of Company Common Shares is treated as a taxable sale or exchange, then in certain circumstances the Company will be required under FIRPTA to withhold and remit to the IRS 10% of the sum of the amount of cash and the fair market value of any property received, unless the Company Common

Shares are “regularly traded” on an established securities market and the non-U.S. holder owned, actually and constructively, 5% or less of the Company Common Shares throughout the five-year period ending on the date of the redemption or repurchase. We believe that the Company Common Shares are currently “regularly traded” on an established securities market; however, there can be no assurance that the Company Common Shares are currently so traded or that they will be “regularly traded” on an established securities market in the future.

Tax-Exempt Holders

Dividends on the Company’s common shares and gain arising from a sale of common shares will not be unrelated business taxable income to a tax-exempt holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt holder holds its common shares as “debt financed property” within the meaning of the Code or if the Company Common Shares are used in a trade or business of the tax-exempt holder. Generally, “debt financed property” is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in the Company Common Shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company Common Shares. These prospective investors should consult their tax advisors concerning these set aside and reserve requirements.

Notwithstanding the above, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the look-through exception with respect to certain trusts.

Backup Withholding and Information Reporting

U.S. Holders

The Company and the Operating Partnership, as applicable, are required to furnish to the record U.S. holders, and to the IRS, information with respect to interest paid on the Notes (including interest deemed paid on an exchange of a note) and dividends paid on the Company Common Shares.

You may be subject to backup withholding with respect to the exchange (including on interest paid on the Notes) and dividends paid on Company Common Shares or with respect to proceeds received from a disposition of Company Common Shares. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

The payment of proceeds from a holder’s disposition of Company Common Shares to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a “U.S.-related person” will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such holder is not a U.S. person and the broker has no knowledge to the contrary, or such holder establishes an exemption.

Non-U.S. Holders

If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that the Company or the Operating Partnership makes to you (including in the exchange) provided that the Company or the Operating Partnership, as applicable, does not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above with respect to interest payments under “—Exchange of Notes—Non-U.S. Holders.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the disposition of Company Common Shares within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, the Company or the Operating Partnership, as applicable, generally will be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability, if any, and may be entitled to a refund, provided that the required information is furnished to the IRS in a timely manner.

The payment of proceeds from a holder’s disposition of Company Common Shares to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a “U.S.-related person” will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such holder is not a U.S. person and the broker has no knowledge to the contrary, or such holder establishes an exemption.

Taxation of Tanger Factory Outlet Centers, Inc.

General

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which has allowed us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1993. We intend to continue to be organized and operate in this manner. However, no assurance can be given that we have been organized and have operated or will continue to be organized and operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” below.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. The following sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code, these rules and these Treasury Regulations.

Latham & Watkins LLP has acted as our tax counsel in connection with this exchange offer and has rendered an opinion to the effect that, commencing with our taxable year ended December 31, 1993, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and representations as to factual matters, including representations made by us in this S-4 and in a factual certificate provided by one of our officers. Latham & Watkins LLP will have no obligation to update its opinion subsequent to its date. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code and discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of share ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of our operation in any particular taxable year will satisfy those requirements. See “—Failure to Qualify” below. Further, the anticipated income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” that generally results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. We will be required to pay federal income taxes, however, as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

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If we have (a) net income from the sale or other disposition of “foreclosure property,” held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

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We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (a) the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below and (ii) the amount by which 95% (90% for taxable years ending on or before December 31, 2004)

of our gross income exceeds the amount qualifying under the 95% gross income test described below multiplied by (b) a fraction intended to reflect our profitability.

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If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

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We may elect to retain and pay income tax on our net capital gain. See “—Taxation of Holders of Common Shares—Taxable U.S. Holders—Retention of Net Capital Gains” and “—Taxation of Holders of Common Shares—Taxable Non-U.S. Holders—Retention of Net Capital Gains.”

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If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year and (c) any undistributed taxable income from prior periods.

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If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

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We will be subject to a 100% penalty tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. See “—Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), specified tax-exempt entities, including pension funds, generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have been organized and operated in a manner that has allowed us to satisfy conditions (1) through (7) above. In addition, our charter provides for restrictions regarding the ownership and transfer of our shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described under “Description of Common Shares—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, and would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

We must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, and comply with the record keeping requirements of the Code and applicable Treasury Regulations. In addition, a corporation may not be a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, the REIT will be deemed to be entitled to the income of the partnership or limited liability company attributable to its pro rata share of the assets of that entity. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, our pro rata share of the assets and items of income of the Operating Partnership, including the Operating Partnership’s share of these items of any partnership or limited liability company in which it owns an interest, are treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies and their partners or members below in “—Tax Aspects of the Operating Partnership.” We have control of the Operating Partnership and intend to continue to operate it in a manner consistent with the requirements for our qualification as a REIT. In the future, we may be a limited partner or non-managing member in a partnership or limited liability company. If such a partnership or limited liability company were to take actions which could jeopardize our status as a REIT or require us to pay tax, we could be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless entitled to relief, as described below. See “—Failure to Qualify” below.

We may from time to time own and operate certain properties through wholly owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of its outstanding stock and we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” described below. For federal income tax purposes, a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code, including the REIT qualification tests. Thus, in applying the requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities as described below in “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with that REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt directly or indirectly funded by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. We own an interest in Tanger Development Corporation, which has jointly elected with us to be treated as a taxable REIT subsidiary, and we may own interests in one or more additional taxable REIT subsidiaries in the future.

A REIT’s ownership of securities of a taxable REIT subsidiary will not be subject to the 5% or 10% asset tests described below. See “—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT.

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First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions entered into after July 30, 2008 and certain foreign currency gains recognized after July 30, 2008, from (a) investments relating to real property or mortgages on real property, including “rents from real property” and, in some circumstances, interest, or (b) specified types of temporary investments.

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Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions entered into after July 30, 2005 and certain foreign currency gains recognized after July 30, 2008, from (a) the real property investments described above, (b) dividends, interest and gain from the sale or disposition of shares or securities or (c) any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive will qualify as “rents from real property” for purposes of satisfying the gross income requirements for a REIT described above only if the following conditions are met:

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The amount of rent must not be based in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “rents from real property,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

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We, or an actual or constructive owner of 10% or more of our capital shares, do not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended and modified, if such modification increases the rents due under such lease; provided, however, that if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such subsidiary.

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property.”

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We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through a taxable REIT subsidiary or an independent contractor from whom we derive no revenue. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of noncustomary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of the Operating Partnership, do not intend to permit the Operating Partnership, to take actions that will cause the rents that the Operating Partnership receives to fail to qualify as “rents from real property.” However, we may intentionally fail to satisfy some of these conditions to the extent we conclude, based on the advice of our tax counsel, the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will agree with our determination of value.

From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 95% gross income test to the extent such a hedging transaction is entered into on or after January 1, 2005, and will not constitute gross income and thus will be exempt from the 75% gross income test to the extent such hedging transaction is entered into after July 30, 2008. Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into on or prior to July 30, 2008 will be treated as nonqualifying income for purposes of the 75% gross income test. Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into prior to January 1, 2005 will be qualifying income for purposes of the 95% gross income test. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) for hedging transactions entered into after July 30, 2008, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiary pays dividends, such dividend income will qualify under the 95%, but not the 75%, gross income test. We intend to monitor the amount of the dividend and other income from our taxable REIT subsidiary and we intend to take actions to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. While we expect these actions will prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Commencing with our taxable year beginning January 1, 2005, we generally may avail ourselves of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “Taxation of Tanger Factory Outlet Centers, Inc.—General” above, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income

Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax unless certain safe harbor exceptions apply. Our gain includes our share of any such gain realized by the Operating Partnership and any other partnerships or other entities treated as partnerships in which we own an interest or by our qualified REIT subsidiaries. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning its properties and other properties. The Operating Partnership intends to make occasional sales of our properties as are consistent with our investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Asset Tests

At the close of each quarter of our taxable year, we also must satisfy six tests relating to the nature and composition of our assets:

•

First, at least 75% of the value of our assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a share offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

•	Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

•

Third, for taxable years ending on or prior to December 31, 2000, of the investments included in the 25% asset class and except for certain investments in other REITs and our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer’s outstanding voting securities.

•

Fourth, for taxable years beginning after December 31, 2000 and ending on or before December 31, 2008, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

•	Fifth, for taxable years beginning after December 31, 2008, not more than 25% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

•

Finally, for taxable years beginning after December 31, 2000, of the investments included in the 25% asset class, and except for the securities of a taxable REIT subsidiary, other REITs and a qualified REIT subsidiary, not more than 5% of the value of our total assets may be represented by securities of any one issuer, we may not own more than 10% of any one issuer’s outstanding voting securities and we may not own more than 10% of the value of any one issuer’s securities. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, commencing with our taxable year beginning January 1, 2005, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purposes certain securities described in the Code.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in a partnership or limited liability company will be treated as an acquisition of a portion of the securities or other property owned by the partnership or limited liability company. We believe that we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the REIT asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our non-qualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000 and (ii) we dispose of the non-qualifying assets or otherwise satisfy such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and (iii) disclosing certain information to the IRS. Although we plan to take steps to ensure that we satisfy the various steps described above for any quarter with respect to which retesting is to occur, there can be no assurance that our efforts will always be successful. If we cannot avail ourselves of these relief provisions, we would cease to qualify as a REIT. See “—Failure to Qualify” below.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of non-cash income over 5% of our “REIT taxable income.”

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the assets in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration, provided such payment is made within the twelve-month period following the close of such year. These distributions are taxable to our shareholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. The amount distributed must not be preferential. To avoid this treatment, every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on this income at regular corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

We expect that our “REIT taxable income” will be less than our cash flow due to the allowance for depreciation and other non-cash charges included in computing “REIT taxable income.” Accordingly, we anticipate that generally we will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, it is possible that we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to borrow funds in order to pay dividends or pay dividends in the form of taxable share dividends. Revenue Procedure 2009-15 sets forth a safe harbor pursuant to which certain part-stock and part-cash dividends distributed by REITs for calendar years 2008 and 2009 will satisfy the REIT distribution requirements. Under the terms of this Revenue Procedure, up to 90% of our distributions could be paid in Company shares.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we would be required to pay a 4% excise tax to the extent our actual annual distributions during a calendar year are less than the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year plus, in each case, any undistributed taxable income from prior periods. Distributions with declaration and record dates falling in the last three months of the calendar year, which are made by the end of January immediately following such year, will be treated as made on December 31 of the prior year. Any taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding common shares.

Failure to Qualify

Commencing with our taxable year beginning January 1, 2005, specified cure provisions have been available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our shareholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to quality as a REIT, shareholders will be required to pay tax on all distributions to them at regular corporate dividend rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Proposed Legislation

Legislation has been introduced from time to time that would amend certain rules relating to REITs. As of the date hereof, it is not possible to predict with any certainty whether any such legislation will be enacted.

Tax Aspects of the Operating Partnership

General

Substantially all of the Company’s investments are held through the Operating Partnership. In addition, the Operating Partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships (or disregarded entities) for federal income tax purposes.

Entity Classification

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that an “eligible entity” may elect to be taxed as a partnership for federal income tax purposes. An eligible entity is a domestic business entity not otherwise classified as a corporation and which has at least two members. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. Such an entity’s claimed classification will be respected for all prior periods so long as the entity had a reasonable basis for its claimed classification and certain other requirements are met. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership met the requirements for classification as a partnership under prior law for all periods prior to January 1, 1997 and has claimed and will continue to claim classification as a partnership. Therefore, under the current Treasury Regulations, the Operating Partnership will be taxed as a partnership.

Tax Allocations With Respect to the Centers

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the Partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, or the Book-Tax Difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property by the Tanger Family Partnership. Consequently, the Partnership Agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

In general, the Tanger Family Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the Tanger Family Partnership, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of such assets to the Operating Partnership. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions, and possibly amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements. See “—Annual Distribution Requirements.”

Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the “traditional method,” or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have determined to use the “traditional method” for accounting for Book-Tax Differences with respect to the factory outlet centers initially contributed to the Partnership. As a result of such determination, distributions to shareholders will be comprised of a greater portion of taxable income rather than a return of capital. The Operating Partnership and the Company have not determined which of the alternative methods of accounting for Book-Tax Differences will be elected with respect to factory outlet centers contributed to the Operating Partnership in the future.

With respect to the factory outlet centers initially contributed to the Operating Partnership by the Company, as well as any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Basis in Operating Partnership Interest

The Company’s adjusted tax basis in its interest in the Operating Partnership generally will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, increased by (a) its allocable share of the Operating Partnership’s income and (b) its allocable share of indebtedness of the Operating Partnership and reduced, but not below zero, by (a) the Company’s allocable share of losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) constructive distributions resulting from a reduction in the Company’s share of indebtedness of the Operating Partnership.

If the allocation of the Company’s distributive share of the Operating Partnership’s loss exceeds the adjusted tax basis of the Company’s partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has an adjusted tax basis in its partnership interest. To the extent that the Operating Partnership’s distributions, or any decrease in the Company’s share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners), exceed the Company’s adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company’s interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year for corporations), the distributions and constructive distributions will constitute long-term capital gains.

Other Tax Consequences

The Company may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business. The state and local tax treatment of the Company may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for us by Latham & Watkins LLP, New York, New York. The validity of the Company Common Shares and certain other matters of North Carolina law will be passed upon for us by Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A., Burlington, North Carolina. The dealer managers are represented by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 of Tanger Factory Outlets Centers, Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 of Tanger Properties Limited Partnership have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The exchange agent for the exchange offer is:

U.S. Bank N.A.

U.S. Bank National Association

60 Livingston Ave

St Paul MN 55107

Corporate Trust Division

Toll Free: (800) 934-6802

The information agent for the exchange offer is:

Global Bondholder Services Corporation

65 Broadway – Suite 723

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (866) 387-1500

The lead dealer manager for the exchange offer is:

Goldman, Sachs & Co.

One New York Plaza, 48th Floor

New York, New York 10004

Toll Free: (800) 828-3182

Collect: (212) 357-4692

Attn: Liability Management Group

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

The Company is a North Carolina corporation. The Company’s Amended and Restated Articles of Incorporation contain a provision authorized by Section 55–2–02(b)(3) of the North Carolina Business Corporation Act (the “NC BCA”) eliminating the personal liability of a director arising out of an action whether by or in the right of the corporation or otherwise for monetary damages for breach of any duty of a director, except for liability with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any transaction from which the director derived an “improper personal benefit” as that term is defined in the NC BCA, (iii) acts or omissions occurring prior to the effective date of the Articles or (iv) acts or omissions with respect to which the NC BCA does not permit the limitation of liability.

The Company has also adopted indemnification provisions authorized by NC BCA Section 55–8–57 which obligate the corporation:

(1) to indemnify any person who serves or has served as a director or officer against (i) any liability for or obligation to pay reasonable expenses, including attorneys’ fees, incurred by such officer or director in connection with any proceeding arising out of such director’s or officer’s status as such or any activities of such director or officer in such capacity and (ii) any liability for or obligation to pay any judgment, settlement, penalty or fine (including an excise tax assessed with respect to an employee benefit plan) in any such proceeding; and

(2) to indemnify any person who serves or has served as a director or officer and who, at the request of the corporation, serves or has served as a director, officer, partner, trustee employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan against (i) any liability for or obligation to pay reasonable expenses, including attorneys’ fees, incurred by such officer or director in connection with any proceeding arising out of such person’s status as a director or officer of the corporation or as a director, officer, partner, trustee, employee or agent of such other corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan or any activities of such director or officer in any of such capacities and (ii) any liability for or obligation to pay any judgment, settlement, penalty or fine (including an excise tax assessed with respect to any employee benefit plan) in any such proceeding

Provided however, such indemnification does not extend to any liability or expense the director or officer may incur on account of his or her activities which, at the time taken, were known or believed by such director or officer to be clearly in conflict with the best interests of the corporation.

Pursuant to Section 55–8–51 of NC BCA, a North Carolina corporation may indemnify a director against liability in any proceeding to which the director is made a party because of his status as such if the director (i) conducted himself in good faith, (ii) reasonably believed that his conduct in his official capacity was in the corporation’s best interests and, in all other cases, that his conduct was at least not opposed to the corporation’s best interests and (iii) in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Pursuant to Section 55–8–52 of the NC BCA, a North Carolina corporation is required to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding.

Pursuant to Section 55–8–54 of the NC BCA, the court may order indemnification of a director of a North Carolina corporation in any proceeding to which the director is a party if the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

The term “proceeding” as used herein includes any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (and any appeal therein), whether formal or informal and whether or not brought by or on behalf of the corporation.

Item 21. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Dealer Manager Agreement

4.1	Specimen Common Share certificate

4.2	Form of Senior Indenture (Incorporated by reference to Exhibit 4(a) to the Company’s Current Report on Form 8-K dated as of March 6, 1996 SEC file number 96 047468)

4.2A	Form of Fourth Supplemental Indenture (to Senior Indenture) dated November 5, 2005. (Incorporated by reference to Exhibit 4.2D to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006)

4.2B	Form of Fifth Supplemental Indenture (to Senior Indenture) dated August 16, 2006. (Incorporated by reference to Exhibit 4.2E to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006)

5.1	Opinion of Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A.

8.1	Opinion of Latham & Watkins LLP regarding certain tax matters

12.1A	Statement re: Computation of Ratios of Earnings to Fixed Charges

12.1B	Statement re: Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

23.1	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A. (included as part of Exhibit 5.1)

23.5	Consent of Latham & Watkins LLP (included as part of Exhibit 8.1)

24.1	Powers of Attorney for the Company and the Operating Partnership (included on signature page)

99.1	Form of Letter of Transmittal

Item 22. Undertakings

(a) The undersigned registrants (the “Registrants”) hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants’ annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4 within one business day of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

(d) The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greensboro, North Carolina, on the 8th day of April, 2009.

TANGER FACTORY OUTLET CENTERS, INC.

By:	/s/ Steven B. Tanger
Steven B. Tanger President and Chief Executive Officer

TANGER PROPERTIES LIMITED PARTNERSHIP By Tanger GP Trust, its sole general partner

By:	/s/ Steven B. Tanger
Steven B. Tanger President and Chief Executive Officer

POWER OF ATTORNEY

The individuals whose signatures appear below constitute and appoint Steven B. Tanger and Frank C. Marchisello, Jr. and each of them, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated:

TANGER FACTORY OUTLET CENTERS, INC.:

Signature	Title	Date

/s/ Stanley K. Tanger Stanley K. Tanger	Chairman of the Board of Directors	April 9, 2009

/s/ Steven B. Tanger Steven B. Tanger	Director, President and Chief Executive Officer (Principal Executive Officer)	April 9, 2009

/s/ Frank C. Marchisello, Jr. Frank C. Marchisello, Jr.	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	April 9, 2009

Signature	Title	Date

/s/ Jack Africk Jack Africk	Director	April 9, 2009

/s/ William G. Benton William G. Benton	Director	April 9, 2009

/s/ Bridget Ryan Berman Bridget Ryan Berman	Director	April 9, 2009

/s/ Thomas E. Robinson Thomas E. Robinson	Director	April 9, 2009

/s/ Allan L. Schuman Allan L. Schuman	Director	April 9, 2009

TANGER PROPERTIES LIMITED PARTNERSHIP:

/s/ Stanley K. Tanger Stanley K. Tanger	Chairman of the Board of Trustees	April 9, 2009

/s/ Steven B. Tanger Steven B. Tanger	Trustee, President and Chief Executive Officer (Principal Executive Officer)	April 9, 2009

/s/ Frank C. Marchisello, Jr. Frank C. Marchisello, Jr.	Vice President, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)	April 9, 2009

/s/ Jack Africk Jack Africk	Trustee	April 9, 2009

/s/ William G. Benton William G. Benton	Trustee	April 9, 2009

/s/ Bridget Ryan Berman Bridget Ryan Berman	Trustee	April 9, 2009

/s/ Thomas E. Robinson Thomas E. Robinson	Trustee	April 9, 2009

/s/ Allan L. Schuman Allan L. Schuman	Trustee	April 9, 2009

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Dealer Manager Agreement

4.1	Specimen Common Share certificate

4.2	Form of Senior Indenture (Incorporated by reference to Exhibit 4(a) to the Company’s Current Report on Form 8-K dated as of March 6, 1996 SEC file number 96 047468)

4.2A	Form of Fourth Supplemental Indenture (to Senior Indenture) dated November 5, 2005. (Incorporated by reference to Exhibit 4.2D to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006)

4.2B	Form of Fifth Supplemental Indenture (to Senior Indenture) dated August 16, 2006. (Incorporated by reference to Exhibit 4.2E to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006)

5.1	Opinion of Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A.

8.1	Opinion of Latham & Watkins LLP regarding certain tax matters

12.1A	Statement re: Computation of Ratios of Earnings to Fixed Charges

12.1B	Statement re: Computation of Ratios of Combined Earnings to Fixed Charges and Preferred Share Dividends

23.1	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A. (included as part of Exhibit 5.1)

23.5	Consent of Latham & Watkins LLP (included as part of Exhibit 8.1)

24.1	Powers of Attorney for the Company and the Operating Partnership (included on signature page)

99.1	Form of Letter of Transmittal